
Administaff
2001 ANNUAL REPORT


02029639

Have you heard the news?

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts and statistical data)	2001	2000	1999	% change from 2000
INCOME STATEMENT DATA:				
Revenues	$ 4,373,244	$ 3,708,531	$ 2,260,743	17.9 %
Gross profit	165,015*	138,534	89,528	19.1 %
Operating income	18,539*	22,234	10,559	(16.6)%
Net income	10,357*	16,900	9,358	(38.7)%
Basic net income per share	$ 0.38*	$ 0.62	$ 0.34	(38.7)%
Diluted net income per share	$ 0.36*	$ 0.58	$ 0.34	(37.9)%
BALANCE SHEET DATA:				
Working capital	$ 36,609	$ 51,179	$ 35,792	(28.5)%
Total assets	274,003	242,817	147,698	12.8 %
Total debt	13,500	-	-	N/A
Total shareholders' equity	122,935	105,510	80,468	16.5 %
STATISTICAL DATA:				
Average worksite employees paid per month during period	69,480	62,140	42,479	11.8 %
Fee payroll cost per worksite employee per month	$ 4,020	$ 3,830	$ 3,360	5.0 %

* For the year ended December 31, 2001, gross profit, operating income, net income, and basic and diluted earnings per share would have been $171.2 million, $24.7 million, $17.7 million, $0.64 and $0.62, excluding the impact of non-recurring items, including disputed health insurance rate increases by Aetna totaling $12.7 million, a credit received on the Company's workers' compensation policy of $6.6 million and the write-off of the Company's $3.8 million investment in Virtual Growth, Inc.

This Annual Report includes forward-looking statements within the meaning of the federal securities laws. You can identify such forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," "likely," "goal," "assume" and similar expressions. For information concerning important factors that could cause actual results to differ materially from those in such statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 20.

COMPANY PROFILE

Administaff (NYSE: ASF) is the nation's leading Professional Employer Organization (PEO), serving as an outsourced human resources department for small and medium-sized businesses throughout the United States.

Administaff's revenues in 2001 totaled $4.4 billion. At year-end 2001, the Company had more than 4,400 client companies, 70,000 worksite employees and 1,200 corporate employees; it also had three client service centers and 36 sales offices in 19 major markets.

Administaff's common stock is listed on the New York Stock Exchange. Headquartered in Houston, Texas, the Company is accredited by the Employer Services Assurance Corporation and is an active member of the National Association of Professional Employer Organizations.

Administaff ranks number 448 on the *Fortune* 500 list. The Company also is included on *Fortune's* list of America's Most Admired Companies, the *Forbes* Platinum 400 list of the Best Big Companies in America, and the *InformationWeek* 500 list of leading information technology innovators.

CONTENTS

The real news behind Administaff's success is its ability to balance growth and profitability, along with a strong commitment to help client companies become employers of choice.



HAVE YOU HEARD?

ADMINISTAFF ADDED TO *FORTUNE* 500 LIST

HOUSTON – April 3, 2001 – Administaff, Inc. (NYSE: ASF) announced today it has been added to the *Fortune* 500 list of America's largest corporations. The Company is now ranked number 448, moving up from a *Fortune* 1000 ranking of 615 the previous year. Administaff also is listed among the top five companies in the Diversified Outsourcing Services sector.

"Administaff's 2001 results demonstrate our ability to execute our long-term growth plan while operating **profitably** through a difficult period."

Paul J. Sarvadi - *President and Chief Executive Officer*





2001 Highlights

To: Administaff Shareholders

Cc: Administaff Employees

Subject: 2001 Highlights

Administaff's 2001 highlights include:

- Achieved revenue growth of 18 percent and gross profit growth of 19 percent.
- Continued to expand our national sales capacity, including entry into two new markets and a 30 percent increase in the number of trained sales consultants.
- Selected and introduced our new network of best-of-class health insurance carriers.
- Launched the Employee Service Center,℠ an interactive Web site that consolidates and expands our eService and eCommerce initiatives.
- Expanded Administaff University's online extension, eUniversity,℠ with new course offerings that include training in a variety of Microsoft applications.
- Created significant opportunities for operating leverage through three service enhancements – WebPayroll,℠ WebReporting℠ and online enrollment.

OUR MISSION |

The mission of Administaff is to be the recognized leader in the development, sale and delivery of quality Professional Employer Organization services to our strategically selected market comprised of small and medium-sized businesses. This mission will be accomplished by a highly motivated team of innovative people dedicated to finding, attracting and satisfying clients in a manner that will produce consistent and superior productivity among clients, employees and the Company.

FELLOW SHAREHOLDERS:

Two thousand and one was a year of continuing achievement despite tough tests for our Company. In a recessionary economy still rife with uncertainty, Administaff emerged from 2001 a stronger enterprise than it was at the beginning of the year. We grew our revenues, expanded our sales and service capacity, held the line on operating expenses and stayed the course of our long-term plan. We are pleased with our results and are poised for greater strength in the year that is unfolding.

Our financial performance reflects those facts. Revenues reached $4.4 billion, an 18 percent increase over 2000. Total gross profit was $165 million, a 19 percent increase. Average monthly gross profit per worksite employee was $198, a 6 percent increase. Net income was $10.4 million, or $0.36 per diluted share. Excluding non-recurring charges, pro forma diluted earnings per share were $0.62 for the year. In addition, we took steps to enhance shareholder value by repurchasing 900,000 shares of Administaff common stock at a total cost of $21.6 million.

Clearly, these accomplishments took place in a year of challenge. Layoffs generally exceeded new hires among our client companies and financially-related client terminations increased. In the face of those obstacles, I cannot overemphasize the importance of our success in continuing to produce unit growth. While much of the nation's business community was contracting, we were expanding.

We proved that an effective ramp-up of sales capacity, coupled with a powerful marketing message, could produce growth without compromising pricing even in the toughest of times. During the year, we increased our number of trained sales consultants by 30 percent. By year's end, we had 36 offices in 19 markets, which approaches the halfway point in our 90-office, 40-market national expansion program. Because of these efforts, our average number of worksite employees paid per month rose nearly 12 percent over the prior year.

We believe that our increased sales capacity is a leading indicator of our future growth, and our highly successful year-end sales efforts clearly demonstrated that potential. Before September 11, we had set an aggressive goal to sell new accounts representing 16,000 worksite employees during our Fall Campaign. We exceeded that goal, achieving 106 percent of our sales target. In December alone, we sold new accounts representing more than 6,000 worksite employees - without giving way on pricing, and despite the struggling economy and the temporary disruption caused by our change in health insurance carriers.

We also continued to expand and make major refinements to our service offering. A number of service enhancements launched in 2001 are boosting client satisfaction while simultaneously creating opportunities for operating leverage.

In April, we launched WebPayroll,℠ an Internet-based system that reduces the need for data entry personnel and significantly lowers the amount of time required for our payroll specialists to perform transactional activities. By the end of the year, 51 percent of our clients were already using the system to input the payroll data for more than 55 percent of our worksite employees.


FORTUNE
America's Most Admired Companies
FORTUNE
America's
Most
Admired

HAVE YOU HEARD?

ADMINISTAFF NAMED ONE OF AMERICA'S MOST ADMIRED COMPANIES

HOUSTON – February 19, 2001 – Administaff, Inc. (NYSE: ASF) is listed as one of America's Most Admired Companies by *Fortune* magazine for the third consecutive year. The Company ranked among the top four businesses in the Outsourcing Services Category. The rankings were based on eight criteria, including financial soundness, quality of products and services, long-term investment value, quality of management, employee talent, social responsibility, innovativeness and the use of corporate assets.


2001
69,480
2000
62,140
1999
42,479
2001
$4,373
2000
$3,709
1999
$2,261
2001
$0.62
(pro forma)
2000
$0.58
1999
$0.34
2001
$0.36
(as reported)

Average Number of Worksite Employees Paid Per Month

Revenues (in millions)

Diluted Net Income Per Share

Also in April, we offered our larger clients a new service that is designed to enhance their shareholders' return. This tool - the Watson Wyatt Human Capital Index - helps companies gauge how well they perform various HR practices, including areas such as recruiting excellence, clear rewards and accountability, and a mutually respectful workplace. By completing a simple but comprehensive survey, client companies can learn how they compare to other companies and what steps they can take to improve their HR performance in areas that can positively impact their market value.

In September, we expanded our eService platform with the launch of the Employee Service Center.SM This interactive Web site consolidates and expands what we previously delivered through Administaff Assistant® and bizzportSM into a co-brandable, fully customizable site for each client and employee. Now, every Administaff client has immediate access to the kind of employee service center that many large companies spend hundreds of thousands, if not millions, of dollars developing and operating. We believe this helps further distinguish our clients as employers of choice.

Along with the launch of the Employee Service Center, we introduced online enrollment for new employees at client companies. This capability streamlines new employee orientation and benefits enrollment, and makes the entire process simpler, faster and less costly. At the same time, we expanded our eUniversity online course offerings to include introductory, intermediate and advanced training in a variety of Microsoft applications, including Word, Excel, Outlook, FrontPage, PowerPoint and Projects.

One of the biggest challenges and most significant accomplishments of 2001 was the transitioning of our health insurance carriers. In November, we took steps to replace Aetna U.S. Healthcare with a new network of carriers, effective January 1, 2002. This network includes an array of best-of-class providers, including UnitedHealthcare, which serves as our anchor carrier, along with PacifiCare, Kaiser Permanente and Blue Cross/Blue Shield of Georgia. Importantly, the network makes Administaff and our client companies less dependent on any one carrier. It also improves our health care service and coverage options, and gives us greater flexibility to meet client and worksite employee needs.

On balance, 2001 was a year of solid achievement for Administaff, producing several important accolades:

- In February, Administaff was named one of America's Most Admired Companies by *Fortune* magazine for the third consecutive year. The Company ranked among the top four businesses in the Outsourcing Services category.

HAVE YOU HEARD?

ADMINISTAFF RECOGNIZED AS AN EMPLOYER OF CHOICE

HOUSTON – October 19, 2001 – Administaff, Inc. (NYSE: ASF) has been named by the *Houston Business Journal* as one of the city's Best Places to Work, ranking fourth in the large company category. Earlier in the year, Administaff was named to the 2001 Employers of Choice 500 list, a national ranking conducted by Employment Review and BestJobsUSA.com.

• In April, we were listed on the *Fortune* 500 list of America's largest companies. Administaff is now ranked number 448, up from 615 on the *Fortune* 1000. The Company also is listed among the top five companies in the Diversified Outsourcing Services sector and was among the top 20 companies in all three categories used to benchmark the "most bang for the buck." Those categories included revenues per dollar of assets, revenues per dollar of equity and revenues per employee.

• In January 2002, Administaff was named to the *Forbes* magazine Platinum 400 list of the Best Big Companies in America. As part of this ranking, we were recognized for posting the highest five-year average earnings-per-share growth rate (55.9 percent) in the Business Services category.

Together, these important milestones represent a great way to celebrate 15 years in business and five years as a public company. As we move into 2002, we have a high level of confidence in our business model and are cautiously optimistic about the economy.

With an expanded sales force and the momentum of our record-setting fall selling season, we expect continued revenue growth through increased unit volume. Our target small business prospects are facing the likelihood of profit pressure and ballooning costs for health care, unemployment and workers' compensation insurance. We expect that our proven ability to manage those costs will be more attractive than ever.

In addition, we will continue to enhance the quality and scope of our service offering for the benefit of both clients and worksite employees. These efforts will support our goal of helping our client companies strengthen their role as employers of choice. We are proud that Administaff has been recognized both locally and nationally as a great place to work, and we are dedicated to helping our client companies achieve that same distinction.

In assessing our prospects for 2002 and beyond, I see extraordinary market opportunities, and I am confident that the challenges and accomplishments of 2001 will play a key role in our future success. Our proven business model will continue to allow us to grow and add value to the enterprise for the benefit of all stakeholders.

I would like to close these remarks with three important acknowledgements.

The first is to our employees. In an internal survey, 86 percent of our corporate employees said they viewed their position with the Company as a calling and important to the Company; an opportunity to do what they do best. This high-level commitment is reflected in the hard work they perform as a dedicated team to get the job done every day.

The second is to the members of our management team. Their strong leadership skills contributed greatly to our continuing progress despite the challenges of 2001.

The third is to the members of our Board of Directors. Their expert guidance and unwavering support continue to be tremendous assets as we drive our business forward.

Sincerely,



Paul J. Sarvadi
President and Chief Executive Officer
March 8, 2002


THE 400 BEST BIG COMPANIES IN AMERICA

HAVE YOU HEARD?

ADMINISTAFF NAMED ONE OF BEST BIG COMPANIES BY *FORBES*

HOUSTON – January 7, 2002 – Administaff, Inc. (NYSE: ASF) is included for the third time on the annual *Forbes* Platinum 400 list of the Best Big Companies in America. In addition, *Forbes* has recognized Administaff for posting the highest five-year average earnings-per-share growth rate (55.9 percent) in the Business Services category.



Personnel Management System

Administaff's eight-point Personnel Management System℠ includes a comprehensive range of human resources services that enables business owners to be more systematic and strategic about the role that people play in the success of a company. With Administaff managing the "business of employment," growth-minded business owners and employees are free to focus on the "business of business."

RECRUITING & SELECTION

Find and hire the highest-quality employees possible.

- Job Descriptions
- Resume Review & Interviewing
- Salary Planning & Administration
- Classified Advertising
- Background Checks
- Pre-employment Testing
- Profiling
- Drug Testing
- Outplacement

PERFORMANCE MANAGEMENT

Increase employee productivity by improving individual and group performance.

- Performance Measurement & Review
- Compensation & Incentive Plans
- Employee Relations
- Supervisor Training
- Dispute Resolution
- Job Design

TRAINING & DEVELOPMENT

Become more productive and profitable with a professional development program for employees.

- Needs Analysis to Identify Areas for Performance Improvement
- Curriculum Development for Professional & Personal Growth
- Customization & Delivery of Training Programs
- Certified Provider of Continuing Education Units

BENEFITS MANAGEMENT

Gain the best benefits value in the marketplace for cost stability and employee retention.

- Health Care, Dental & Vision Plans
- Employee Assistance & Work-Life Programs
- 401(k) Plan
- Disability Plan
- Basic & Voluntary Life Insurance
- Basic & Voluntary Personal Accident Insurance
- Adoption Assistance
- Credit Union
- Educational Assistance
- Dependent Care Spending Account

EMPLOYER LIABILITY MANAGEMENT

Manage employer obligations more effectively with lower risk and reduced liability.

- Workers' Compensation Coverage & Claims Resolution
- Employment Practices Liability Insurance
- Safety Review & Policy Development
- Unemployment Claims Management
- Conflict Resolution
- Employee Handbooks, Personnel Guide, Forms & Policies
- Terminations Support

OWNER SUPPORT

Achieve a more secure future through forward-focused resources that help create value.

- Personnel Consulting
- Employee Communications
- Employee Service Center℠

Through our alliance with American Express Financial Advisors:

- Financial Education & Planning Services
- Executive Benefits
- Business Continuation Planning
- Key Person Insurance Coverage
- Tax & Business Services

GOVERNMENT COMPLIANCE

Keep pace with changing government regulations to reduce or eliminate fines and penalties.

- Government Reporting & Agency Interface
- Unemployment Claims Management
- Employment Records Management
- Wage Claims & Audits
- OSHA, EEOC, DOL, ADA, FMLA, ADEA, Title VII, COBRA, HIPAA & Other Government Regulations

EMPLOYMENT ADMINISTRATION

Reduce the burden of employee-related paperwork by sharing it with Administaff.

- Payroll Processing
- Payroll Tax Filing
- FICA, FUTA, SUTA
- Insurance Procurement
- Garnishments
- Quarterly Reports
- Human Resources Management Reports
- Direct Deposit
- W-2s & W-4s
- Employment Verification


ENERVEST

JOHN B. WALKER
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

ENERVEST MANAGEMENT PARTNERS, LTD.
1001 FANNIN STREET, SUITE 1111
HOUSTON, TEXAS 77002-6708
713.659.3500
FAX 713.659.3556
JWALKER@ENERVEST.NET

HAVE YOU HEARD?

ADMINISTAFF CLIENT ENERVEST WINS BEST PLACE TO WORK AWARD

HOUSTON – October 19, 2001 – Administaff, Inc. (NYSE: ASF) announced today that one of its client companies, EnerVest Management Partners, Ltd., has been recognized by the *Houston Business Journal* as one of the city's Best Places to Work, ranking first in the small business category. In receiving this award, EnerVest President and Chief Executive Officer John B. Walker credited Administaff with helping his company become an employer of choice.

"Outsourcing our human resources functions to Administaff frees us from having to support a large corporate infrastructure. For a small or medium-sized company, it makes all the sense in the world."

John B. Walker - *President and Chief Executive Officer*
EnerVest Management Partners, Ltd.







Client Case Study

ADMINISTAFF SERVICES HELP ENERVEST BECOME AN EMPLOYER OF CHOICE

John Walker understands how vital people are to the success of a company. Since founding EnerVest Management Partners, Ltd. in 1992, Walker and his management team have placed a high priority on bringing employees together to accomplish the company's goals. Indicative of their success, EnerVest was recognized in 2001 by the *Houston Business Journal* as one of the city's Best Places to Work, ranking first in the small business category.

EnerVest acquires, operates and sells oil and gas properties throughout the country on behalf of large institutional investors. Based in Houston, Texas, the company entered into a co-employment relationship with Administaff in January 2000.

As President and Chief Executive Officer of EnerVest, Walker credits Administaff's human resources services with helping his company become an employer of choice. For example, Administaff's ability to provide *Fortune* 500-level benefits plans means EnerVest is in a better position to compete with major corporations for top talent.

"In this industry, we're dependent upon highly experienced technical people. Administaff gives us access to a comprehensive and affordable benefits package," Walker said. "As a result, EnerVest has been able to attract highly trained employees from some very large companies."

Selena Stuchly, Manager of Human Resources for EnerVest, agrees: "Employees who are drawn to EnerVest by our creative, small-company environment are pleased to know they have access to a big-company benefits package."

EnerVest and other employers of choice invest in their employees because they understand the long-term advantages of a people-oriented business strategy. Cultivating a workplace where employees can learn, develop and be challenged gives companies a competitive edge.

"The value-added training and development programs Administaff offers are vitally important to our employees and our company," Walker said. "When we talk with the people in our field offices across the country, we are able to discuss much more than basic benefits – the education and training services are a real plus for them."

Employees who are engaged, focused and energized contribute directly to a company's profitability and shareholder return. Employers of choice also enjoy dividends such as employee loyalty, reduced turnover, continuation of company knowledge and improved customer service. That's why being an employer of choice is now recognized as a smart business strategy.

What does such a strategy involve? In addition to providing a quality work environment supported by leading-edge human resources practices, employers of choice take time to communicate with employees about their business goals and core values.

HAVE YOU HEARD?

ADMINISTAFF INTRODUCES NEW ONLINE PAYROLL APPLICATION

HOUSTON – April 23, 2001 – Administaff, Inc. (NYSE: ASF) today announced the rollout of WebPayroll,℠ a unique payroll processing system that allows client companies to input, submit and approve payroll information via the Web 24/7. This secure application increases confidentiality and enhances control of the payroll process. In addition, it benefits both Administaff and its client companies through improved efficiencies and opportunities for long-term operating leverage.

"Open communication between the management team and employees is a key component of EnerVest's corporate culture," Walker said. "We try to help our employees understand the EnerVest vision and how what they're doing fits in with the needs of our institution."

Walker found that becoming a co-employer with Administaff provided him with significant relief from day-to-day administrative distractions, giving him more time to maintain open communication and focus on the company's core business. "By outsourcing to Administaff, I now have the ability to make true economic decisions and execute them properly, with the appropriate resources and professional human resources support," he said.

Stuchly also has more time to devote to bottom-line activities. She sees the Administaff Client Services team as "a complete right hand" for handling EnerVest's human resources needs.

"As we have grown and developed, so has our need to have established human resources policies and procedures in place," said Stuchly. "We now have an employee handbook with guidelines and formal procedures to follow. That's an important safety net for our employees as well as the company."

Other Administaff services also have proven beneficial to EnerVest, Stuchly said. With 120 employees in seven states, EnerVest has obligations under a variety of federal and state regulations. "That made us see how significant it was to understand the regulatory landscape," she explained. "Administaff's specialists track changes and keep us continually updated."

"From a human resources standpoint, we believe we're doing things properly as a result of our relationship with Administaff. That's a nice assurance for me and the whole company."

John B. Walker - *President and Chief Executive Officer*
EnerVest Management Partners, Ltd.

Walker also recognizes that Administaff's employer liability management strategy is especially valuable. As part of the co-employment relationship, EnerVest transferred many of its employer-related liabilities to Administaff, is now able to share others and can better manage those that remain the company's responsibility.

"We wanted to make sure we didn't lose what we had built because we overlooked something," Walker said. "From a human resources standpoint, we believe we're doing things properly as a result of our relationship with Administaff. That's a nice assurance for me and the whole company."

Companies that set out to become employers of choice subscribe to the axiom, "A company is known by the people it keeps." They invest in their people and work to develop their employees in order to differentiate themselves from their competitors. It is an effort that requires commitment, dedication and creative strategies, and Administaff is fully committed to helping its client companies become employers of choice.



HAVE YOU HEARD?

ADMINISTAFF EXPANDS ITS ONLINE COURSE OFFERINGS

HOUSTON – September 21, 2001 – Administaff, Inc. (NYSE: ASF) has expanded its eUniversity course offerings to include online training in various Microsoft applications: Word, Excel, Access, Outlook, FrontPage, PowerPoint and Projects. Among the dozens of other eUniversity courses are training opportunities in customer service, health and safety practices, problem solving, goal setting, management, leadership and workplace diversity.

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HAVE YOU HEARD?

ADMINISTAFF LAUNCHES WEB-BASED EMPLOYEE SERVICE CENTER

HOUSTON – September 21, 2001 – Administaff, Inc. (NYSE: ASF) has expanded and enhanced its eBusiness operations with the launch of its Web-based Employee Service Center.℠ This co-brandable site is organized into four major categories – My Page, My Work, My MarketPlace℠ and Directory – that provide 24/7 access to a wide range of services, products and resources for both work and home.

"I use the Employee Service Center to process payroll, access forms and run reports. It's very user-friendly, and it provides a wealth of information and resources for all of our employees."

Selena M. Stuchly – *Manager of Human Resources*
EnerVest Management Partners, Ltd.



Client Case Study

EMPLOYEE SERVICE CENTER SUPPORTS WORK-LIFE BALANCE AT ENERVEST

Melissa Coronado has added a new Web site – Employee Service Center℠ – to her list of bookmarked favorites. A Land Office Administrator at EnerVest's Houston headquarters, Coronado uses resources on the portal to streamline various activities.

"There's an abundance of information to explore in the Employee Service Center. I've used it for both work-related and personal tasks. With just a click, I was able to change my address in my personnel records," Coronado said. "I also found a physician in my provider network and browsed online for a computer. And the best part is that it's so user-friendly."

EnerVest encourages its employees to balance their work and personal lives, and Administaff provides them with tools and resources to help them achieve that goal. The result? EnerVest enjoys a competitive advantage in attracting and keeping the most talented people. As an employer of choice, EnerVest understands the link between innovative working practices and improved employee performance, company profitability and investor return.

Launched in September 2001, the Employee Service Center supports Administaff's strategy of integrating high tech with high touch for optimum service delivery. The Center is an easy-to-use Web portal that functions as an interactive online management tool, providing users with instant access to valuable work and personal information. The password-protected site is available only to Administaff employees and client owners through Administaff's Web site, www.administaff.com.

The Employee Service Center is designed to reflect the work and personal lives of those who use it by:

- Allowing client owners to transact business online and streamline administrative tasks through the use of tools including WebPayroll,℠ WebReporting,℠ online enrollment and personnel forms.
- Providing employees with access to time-saving, job-specific information such as pay history, information about health benefits and the 401(k) savings plan, Administaff service contacts, health care providers and the LifeWorks employee assistance program.
- Functioning as a one-stop online shopping center, featuring alliance offers negotiated for Administaff client companies and employees, and affiliate Web sites gathered for convenience.

The site is organized into four areas: My Page, My Work, My MarketPlace℠ and Directory. Employees can customize these pages to fit the way they work and live, using tools – or "gadgets" – to maximize the site's performance and provide key information at a glance.

Cindy Iverson, EnerVest's Treasury Cash Manager, uses the Employee Service Center for several functions. "I've customized my gadgets so My Page is organized the way I like," Iverson said. "And I especially like the online training and development center – I can enroll in and take classes at my own pace and convenience."


EMPLOYEESERVICECENTE
LEXMARK
IBM

HAVE YOU HEARD?

ADMINISTAFF EXPANDS AND ENHANCES ITS eCOMMERCE PORTAL

HOUSTON – September 21, 2001 – Administaff, Inc. (NYSE: ASF) today announced the introduction of My MarketPlace,℠ an expanded and enhanced version of the Company's eCommerce portal. Accessible through the Employee Service Center,℠ the site offers a wide range of personal and work-related products and services from some of the nation's leading companies, including American Express, AT&T, Continental Airlines, Dell, IBM and Spiegel.

Administaff provides its client companies and worksite employees with the high-powered human resources tools they need to help manage the demands of the office and their personal lives.

Like Coronado and Iverson, EnerVest Operations Manager Harvey Barney can now locate information online that once required a phone call. "It's a great source of information on my health benefits. I have the information I need at any time," he said.

On **My Page**, a client owner can add the company's brand or logo to the site to enhance corporate identity. Employees can personalize and organize information on their pages by choosing tools that can be added, moved or deleted based on their needs and interests. Examples include stock quotes, news, entertainment, local weather, frequently used Administaff forms and a list of Administaff service contacts. In addition, employees can choose from six color schemes to match their personal preferences.

My Work provides access to job-related information and resources specific to an employee's position, helping to streamline the workday. Employees can access their pay history; locate a doctor, pharmacy or hospital; and view their personal profile and other job-specific details. They also can find information about financial planning, manage their 401(k) plan account, and explore training and development opportunities through eUniversity.

My MarketPlace features a wide variety of offers for work and home. Employees and client owners can find products and services from Administaff's nationally recognized alliance companies, often with preferred pricing, VIP status or other special benefits available only through Administaff. Also available is a list of consumer offers with links to some of the nation's best-known retailers to create a convenient, one-stop shopping point for business and personal needs. In addition, client owners and employees can do business with Administaff's nationwide community of premier small businesses through the Best2Best® Client Network.

The **Directory** is an at-a-glance index, giving employees quick access to all of the information available through the Employee Service Center. The directory organizes online resources into "centers" for easy reference, including "how to" information, benefits, education and training, enrollment, finance, forms, help, human resources, My Profile and news.

Work-life balance doesn't have to be an out-of-reach ideal for employees at small and medium-sized businesses. Administaff provides its client companies and worksite employees with the high-powered human resources tools they need to help manage the demands of the office and their personal lives. As a result, businesses ultimately can reap the rewards of a competitive advantage gained through increased productivity and staff retention.

HAVE YOU HEARD?

ADMINISTAFF INTRODUCES ONLINE ENROLLMENT FOR NEW EMPLOYEES

HOUSTON – September 21, 2001 – Administaff, Inc. (NYSE: ASF) today announced the introduction of online enrollment for new employees at its client companies. Accessible through the Employee Service Center,℠ this new feature is designed to streamline the orientation process. It enables new employees to be enrolled quickly and efficiently so they can begin receiving their paychecks, benefits and services.

GLOSSARY

Administaff University – *Training and professional development program designed to help employees succeed in the workplace. Includes instructor-led classes and Web-based courses (eUniversity).*

Best2Best® Client Network – *An online networking forum located in the My MarketPlace℠ section of the Employee Service Center.℠ Provides Administaff's clients with an opportunity to market their products and services to other clients, employees and their families.*

Co-Employment – *A relationship established between Administaff, a client company and that client's existing employees, including the business owner. Under this arrangement, Administaff assumes or shares many of the responsibilities of being an employer. In addition, Administaff provides the client company and worksite employees with a wide range of value-added benefits and services not typically available at a small business.*

eBusiness Strategy – *Administaff's Web-based initiatives. Represented primarily by the Employee Service Center, which includes both eService capabilities and eCommerce opportunities.*

Employee Service Center℠ – *A customizable and password-protected eBusiness platform that provides client companies, employees and their families access to a wide range of services, products and resources for both work and home. Consists of four major categories (My Page, My Work, My MarketPlace and Directory) that include various gadgets (information modules) that can be organized according to personal preference. Clients can co-brand the Employee Service Center with their company's logo.*

Employer Services Assurance Corporation (ESAC) – *Formerly the Institute for the Accreditation of Professional Employer Organizations (IAPEO). Established in 1995, ESAC has become the nationally recognized accreditation entity for providing financial assurance and establishing responsibility standards and certification for the PEO industry and its client companies. Members must complete ongoing monitoring and quarterly evaluations to maintain accreditation. Administaff has earned this accreditation annually since 1995. For more information, visit www.esacorp.org.*

High Touch/High Tech – *Describes Administaff's two-tiered approach to service delivery. Combines "high touch" personal attention with a convenient "high tech" approach to important information and transactions available on the Employee Service Center.*

My MarketPlace℠ – *An eCommerce portal on the Employee Service Center that conveniently offers Administaff's clients, employees and their families a wide array of business and consumer products and services from nationally recognized companies. Also includes client company marketing opportunities on the Best2Best Client Network.*

National Association of Professional Employer Organizations (NAPEO) – *A national trade association for PEOs, NAPEO serves as the "voice of the industry" in legislation, regulation and educational services. Administaff is an active member of NAPEO. For more information, visit www.napeo.org.*

Personnel Management System℠ – *Administaff's comprehensive suite of human resources services, designed to help small and medium-sized businesses enhance their productivity and profitability by implementing a more systematic people strategy. This eight-point approach includes performance management, training and development, benefits management, employer liability management, owner support, government compliance, employment administration, and recruiting and selection.*

Portal – *a Web site that includes information and links to various sources.*

Professional Employer Organization (PEO) – *An organization that serves as an off-site human resources department for small and medium-sized businesses. A PEO delivers its value-added services by entering into a co-employment relationship with a client company's existing employees, including the business owner.*

Worksite Employee – *An employee who works at an Administaff client company location. A worksite employee is co-employed by both Administaff and the client company.*

Traditional Employment Relationship


Company
Employee

Co-Employment Relationship

Administaff delivers its Personnel Management System by entering into a co-employment relationship with a client company and that client's existing employees, including the business owner. This transaction replaces the traditional two-party employment relationship with a three-party arrangement. The co-employment relationship enables Administaff to deliver comprehensive benefits and services that help position the client company as an employer of choice.


Client Company
Client Service
Agreement
Administaff
Employment
Relationship
Employment
Relationship
Worksite
Employee

FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and accompanying Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in thousands, except per share and statistical data)	Year ended December 31, 2001	2000	1999	1998	1997
INCOME STATEMENT DATA:					
Revenues	$ 4,373,244	$ 3,708,531	$ 2,260,743	$ 1,683,063	$ 1,213,620
Gross profit	165,015[1]	138,534	89,528	68,610	51,269
Operating income	18,539[1]	22,234	10,559[2]	11,201	9,346[3]
Net income	10,357[1]	16,900	9,358[2]	9,123	7,439[3]
Basic net income per share[4]	$ 0.38[1]	$ 0.62	$ 0.34[2]	$ 0.32	$ 0.28[3]
Diluted net income per share[4]	$ 0.36[1]	$ 0.58	$ 0.34[2]	$ 0.31	$ 0.27[3]
BALANCE SHEET DATA:					
Working capital	$ 36,609	$ 51,179	$ 35,792	$ 52,475	$ 46,611
Total assets	274,003	242,817	147,698	142,799	109,455
Total debt	13,500	-	-	-	-
Total stockholders' equity	122,935	105,510	80,468	86,857	63,763
STATISTICAL DATA:					
Average number of worksite employees paid per month during period	69,480	62,140	42,479	34,819	26,907
Gross payroll per worksite employee per month[5]	$ 4,020	$ 3,830	$ 3,360	$ 3,083	$ 2,855
Gross profit per worksite employee per month	$ 198[1]	$ 186	$ 176	$ 164	$ 159
Operating income per worksite employee per month	$ 22[1]	$ 30	$ 21[2]	$ 27	$ 29[3]

[1] For the year ended December 31, 2001, gross profit, operating income, net income, basic net income per share, diluted net income per share, gross profit per worksite employee per month and operating income per worksite employee per month would have been $171.2 million, $24.7 million, $17.7 million, $0.64, $0.62, $205 and $30 excluding the impact of non-recurring items. The non-recurring items included a $6.6 million credit ($4.0 million net of tax) related to the Company's workers' compensation policy, disputed health insurance rate increases by Aetna totaling approximately $12.7 million ($7.7 million net of tax), and the write-off of the Company's $3.8 million ($3.7 million net of tax) investment in Virtual Growth, Inc. See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

[2] For the year ended December 31, 1999, operating income, net income, basic net income per share, diluted net income per share and operating income per worksite employee per month would have been $12.0 million, $9.4 million, $0.34, $0.34 and $24, excluding the impact of non-recurring items. The non-recurring items included a $1.4 million ($920,000 net of tax) write-off of certain capitalized software development costs and a $932,000 ($852,000 net of tax) gain related to a settlement of issues involving the Company's 401(k) plan.

[3] For the year ended December 31, 1997, operating income, net income, basic net income per share, diluted net income per share and operating income per worksite employee per month would have been $10.7 million, $8.3 million, $0.31, $0.30 and $33, excluding the impact of a non-recurring bad debt charge.

[4] Adjusted to reflect the two-for-one split of the common stock effected on October 16, 2000.

[5] Excludes bonus payroll of worksite employees not subject to the Company's normal service fee.

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock >> The Company's common stock is traded on the New York Stock Exchange under the symbol "ASF." As of February 22, 2002, there were 156 holders of record of the common stock. This number does not include stockholders for whom shares were held in "nominee" or "street name." The following table sets forth the high and low sales prices for the common stock as reported on the New York Stock Exchange composite transactional tape. These amounts have been adjusted to reflect the two-for-one split of the common stock effected on October 16, 2000 in the form of a stock dividend.

	High	Low
2001		
First Quarter	$ 32.90	$ 17.42
Second Quarter	28.20	15.40
Third Quarter	33.90	22.30
Fourth Quarter	36.48	19.80
2000		
First Quarter	$ 21.38	$ 10.38
Second Quarter	33.22	17.06
Third Quarter	44.56	24.81
Fourth Quarter	43.00	22.30

Dividend Policy >> The Company has not paid cash dividends on its common stock since its formation and does not anticipate declaring or paying dividends on its common stock in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. Historical results are not necessarily indicative of trends in operating results for any future period.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify such forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," "likely," "goal," "assume" and similar expressions. In the normal course of business, Administaff, Inc. ("Administaff" or the "Company"), in an effort to help keep its stockholders and the public informed about the Company's operations, may from time to time issue such forward-looking statements, either orally or in writing. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings or other aspects of operating results. Administaff bases the forward-looking statements on its current expectations, estimates and projections. Administaff cautions you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that Administaff cannot predict. In addition, Administaff has based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Therefore, the actual results of the future events described in such forward-looking statements in this Annual Report, or elsewhere, could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this Annual Report, including, without limitation, factors discussed under the caption "Factors That May Affect Future Results and the Market Price of Common Stock," beginning on page 36.

OVERVIEW

Administaff provides a comprehensive Personnel Management System℠ that encompasses a broad range of services, including benefits and payroll administration, health and workers' compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, performance management, and training and development services. The Company's overall operating results are largely dependent on the number of worksite employees paid and can be measured in terms of revenues or costs per worksite employee per month. As a result, the Company often uses this unit of measurement in analyzing and discussing its results of operations.

Revenues >> The Company's revenues are derived from its comprehensive service fees, which are based upon each employee's gross pay and a markup computed as a percentage of the gross pay. The comprehensive service fees are invoiced concurrently with each periodic payroll of its worksite employees. The Company's revenues are primarily dependent on the number of clients enrolled, the resulting number of worksite employees paid each period, the gross payroll costs of these worksite employees and the number of worksite employees enrolled in the Company's benefit plans.

Direct Costs >> The Company's primary direct costs are (i) the salaries and wages of worksite employees ("payroll cost"); (ii) employment-related taxes ("payroll taxes"); (iii) costs of employee benefit plans; and (iv) workers' compensation insurance premiums. Payroll costs of worksite employees are affected by the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of the Company's markets. Changes in payroll costs generally have a proportionate impact on the Company's revenues.

Payroll taxes consist of the employer's portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claims histories and vary from state to state.

Employee benefits costs are comprised primarily of health insurance costs (including dental and pharmacy costs), but also include costs of other employee benefits such as life insurance, vision care, disability insurance, education assistance, adoption assistance, a dependent care spending account and a worklife program.

The Company experienced a 13.4% increase in benefits costs per covered employee during 2001 and expects a similar increase in 2002. While the Company's results of operations will be impacted to some degree in 2002 by the expected increase and its contractual pricing constraints, the Company does not expect this situation to have a material adverse effect on its financial position.

The Company is currently in a dispute with Aetna U.S. Healthcare ("Aetna"), its former health insurance carrier, relating to health insurance cost increases during 2001 and Aetna's administration of its health plan over the last several years. For a discussion of the Company's dispute with Aetna, see "Other Matters – Health Insurance Costs" on page 35. An unfavorable outcome in this dispute could have a material adverse effect on the Company's financial position or results of operations.

Workers' compensation costs include premiums and administrative costs under the Company's workers' compensation program. The Company is insured under a guaranteed cost program under which premiums are paid for full insurance coverage of all accident claims occurring during the policy period. See "Other Matters – Reliance National Indemnity Co. Bankruptcy Liquidation" on page 35.

The Company's gross profit per worksite employee is determined in part by its ability to accurately estimate and control direct costs and its ability to incorporate changes in these costs into the comprehensive service fees charged to clients, which are subject to contractual arrangements that are typically renewed annually. Gross profit, measured as a percentage of revenue, is also affected by the comprehensive service fees and direct cost structure. However, worksite employee payroll cost is the largest component of both revenues and direct costs and, as a result, changes in the level of payroll cost per worksite employee can cause fluctuations in this statistic that are not necessarily indicative of relative performance from period to period. As a result, the Company uses gross profit per worksite employee per month as its principal measurement of relative performance at the gross profit level.

Operating Expenses >>

>> SALARIES, WAGES AND PAYROLL TAXES – Salaries, wages and payroll taxes are primarily a function of the number of corporate employees and their associated average pay. The Company's corporate employees primarily include sales and marketing, client services, technical and administrative support and business and technology development personnel.

>> GENERAL AND ADMINISTRATIVE EXPENSES – The Company's general and administrative expenses primarily include (i) rent expenses related to the Company's service centers and sales offices; (ii) outside professional service fees related to legal, consulting and accounting services; (iii) administrative costs, such as postage and supplies; (iv) employee travel expenses; and (v) repairs and maintenance costs associated with the Company's facility and technology infrastructure.

>> DEPRECIATION AND AMORTIZATION – Depreciation and amortization expense is primarily a function of the Company's capital investments in corporate facilities, service centers, sales offices and technology infrastructure.

- >> COMMISSIONS – Commission expense primarily consists of amounts paid to sales personnel and to American Express. Commissions for sales personnel are based on a percentage of payroll revenue generated by such personnel, while commissions are paid to American Express in accordance with its Marketing Agreement with the Company.
- >> ADVERTISING – Advertising expense primarily consists of media advertising and other business promotions in the Company's current and anticipated sales markets. This expense is impacted to some degree by the number of new markets included in each year's expansion plan.

The Company's long-term national expansion strategy has impacted operating expenses significantly in the past few years, primarily through (i) the addition of sales, service, technology and administrative support personnel; (ii) capital expenditures associated with new facilities, technology infrastructure and eBusiness initiatives; (iii) the restructuring of the sales representative compensation plan; and (iv) incremental general and administrative costs to support the expansion. The Company expects that its national expansion strategy will continue to impact its operating expenses for the foreseeable future.

Income Taxes >> The Company's provision for income taxes typically differs from the U.S. statutory rate of 35% due primarily to state income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant items resulting in deferred income taxes include depreciation and amortization, software development costs, accrued state income taxes, client list acquisition costs and the allowance for uncollectible accounts receivable. Changes in these items are reflected in the Company's financial statements through the Company's deferred income tax provision.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer bad debts, investments, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

- >> REVENUE RECOGNITION – The Company's revenues are derived from its comprehensive service fees, which are based upon each worksite employee's gross pay and a markup computed as a percentage of the gross pay. The Company includes the component of its comprehensive service fees related to the gross pay of its worksite employees as revenue based on its analysis of EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. In accordance with the EITF consensus, the Company is deemed to be a principal in its personnel management services because it assumes a significant number of risks as a co-employer of its worksite employees. Among the more significant of those risks is the Company's assumption of risk for the payment of its direct costs, including the gross pay of its worksite employees, regardless of whether the Company's clients pay their comprehensive service fees on a timely basis or at all. If the Company were deemed to be an agent in its personnel management services, the Company could be required to record its revenues net of the gross payroll cost component of its comprehensive service fees. In such an event, there would be no effect on the Company's net income.

>> ALLOWANCE FOR DOUBTFUL ACCOUNTS – The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay its comprehensive service fees. The Company believes that the success of its business is heavily dependent on its ability to collect these comprehensive service fees for several reasons, including (i) the large volume and dollar amount of transactions processed by the Company; (ii) the periodic and recurring nature of payroll, upon which the comprehensive service fees are based; and (iii) the fact that the Company is at risk for the payment of its direct costs regardless of whether its clients pay their comprehensive service fees. To mitigate this risk, the Company has established very tight credit policies. The Company generally requires its clients to pay their comprehensive service fees no later than one day prior to the applicable payroll date. In addition, the Company maintains the right to terminate its Client Service Agreement ("CSA") and associated worksite employees or to require prepayment, letters of credit or other collateral upon deterioration in a client's financial position or upon nonpayment by a client. As a result of these efforts, the outstanding balance of accounts receivable and subsequent losses related to customer nonpayment have historically been very low as a percentage of revenues. However, if the financial condition of the Company's customers were to deteriorate rapidly, resulting in nonpayment, the Company's accounts receivable balances could grow and the Company could be required to provide for additional allowances, which would decrease net income in the period that such determination was made.

>> MARKETABLE SECURITIES – The Company's investments in marketable securities consist of exchange-traded debt securities which are managed by professional investment management companies. These investment managers are guided by the Company's investment policy, which is designed to maximize after-tax interest income while preserving its principal investment. As of December 31, 2001, all of the Company's investments in marketable securities are classified as available-for-sale, and as a result, are reported at fair value as determined by the professional investment management companies. See "Qualitative and Quantitative Disclosures About Market Risk" on page 41 for additional information regarding these investments.

>> PROPERTY AND EQUIPMENT – The Company's property and equipment relate primarily to its facilities and related improvements, furniture and fixtures, computer hardware and software and capitalized software development costs. These costs are depreciated or amortized over the estimated useful lives of the assets. If the useful lives of these assets were determined to be shorter than their current estimates, the Company's depreciation and amortization expense could be accelerated, which would decrease net income in the periods following such a determination. In addition, the Company periodically evaluates these costs for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.* If events or circumstances were to indicate that any of the Company's long-lived assets might be impaired, the Company would be required to analyze the estimated undiscounted future cash flows from the applicable asset. In addition, the Company would be required to record an impairment loss, which would reduce net income, to the extent that the carrying value of the asset exceeded the estimated undiscounted future cash flows.

>> INVESTMENT VALUATION – The Company has an equity investment in a privately-held development stage company whose operations fit within the Company's strategic focus. This investment is recorded using the cost method. Under the cost method, the Company periodically evaluates the realizability of this investment based on its review of the investee's financial condition, financial results, financial projections and availability of additional financing sources. If, based on its review, the Company was to determine that the investment's estimated fair market value had declined below its carrying value for a reason that was other than temporary, the Company would be required to write down the value of the investment to its estimated fair market value, which would reduce net income in the period of such determination.

>> DEFERRED TAXES – The Company has recorded a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, the Company's ability to realize its deferred tax assets could change from its current estimates. If the Company is able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to reduce the valuation allowance would increase net income in the period that such determination is made. Likewise, should the Company determine that it will not be able to realize all or part of its net deferred tax assets in the future, an adjustment to increase the valuation allowance would reduce net income in the period such determination is made.

>> CONTINGENT LIABILITIES – The Company accrues or discloses contingent liabilities in accordance with SFAS 5, *Accounting for Contingencies*. SFAS 5 requires accrual of contingent liabilities that are considered probable to occur and that can be reasonably estimated. For contingent liabilities that are considered reasonably possible to occur, financial statement disclosure is required, including the range of possible loss if it can be reasonably determined. The Company has disclosed in its audited financial statements several issues that it believes are reasonably possible to occur, although it cannot determine the range of possible loss in all cases. As these issues develop, the Company will continue to evaluate the probability of future loss and the potential range of such losses. If such evaluation were to determine that a loss was probable and the loss could be reasonably estimated, the Company would be required to accrue its estimated loss, which would reduce net income in the period that such determination was made. See "Other Matters – Health Insurance Costs" on page 35, "Other Matters – Reliance National Indemnity Co. Bankruptcy Liquidation" on page 35 and "Factors that May Affect Future Results and Market Price of Common Stock – Audit of the Company's 401(k) Plan; IRS Employee Leasing Market Segment Group" on page 36.

>> BENEFITS COSTS – Effective January 1, 2002, the Company replaced its former health insurance carrier, Aetna, with a network of carriers including UnitedHealthcare ("United"), PacifiCare, Kaiser Permanente and Blue Cross and Blue Shield of Georgia, all of which are fully-insured policies. The policy with United provides the majority of the Company's health insurance coverage. Although the terms of the Company's annual contract with United are not finalized, it is likely that the contract will provide United with deficit protection upon contract termination, up to the amount of the Company's security deposit with United. While the Company expects that United will establish rates at levels sufficient to cover plan costs, if the premiums paid by the Company at such rates were not sufficient to cover plan costs, a deficit could be incurred. In that event, the Company would be required to accrue additional health insurance expense based on an estimate of its contractual obligations under the security deposit

agreement in the period that such determination was made. The annual contracts with carriers other than United do not require deficit protection, and as a result, are not subject to such estimates.

TRANSACTIONS WITH RELATED AND OTHER CERTAIN PARTIES

The Company does not have any transactions with related parties that are considered material to the Company's results of operations and/or financial condition.

In February 2001 and March 2002, American Express exercised common stock purchase warrants for 800,000 shares and 526,271 shares of the Company's common stock at exercise prices of $20 and $25 per share, respectively. The Company repurchased these shares from American Express in private transactions at $24.46 and $27.02 per share, respectively. These repurchase prices were calculated based on the Company's closing stock prices on the New York Stock Exchange over designated time periods prior to the warrant exercises.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 >> The following table presents certain information related to the Company's results of operations for the years ended December 31, 2001 and 2000.

(in thousands, except per share and statistical data)	Year ended December 31,		
	2001	2000	% change
Revenues	$ 4,373,244	$ 3,708,531	17.9 %
Gross profit	165,015	138,534	19.1 %
Operating expenses	146,476	116,300	25.9 %
Operating income	18,539	22,234	(16.6)%
Other income	848	4,380	(80.6)%
Net income	10,357	16,900	(38.7)%
Diluted net income per share of common stock	0.36	0.58	(37.0)%
STATISTICAL DATA:			
Average number of worksite employees paid per month	69,480	62,140	11.8 %
Fee revenue per worksite employee per month	$ 4,876	$ 4,623	5.5 %
Fee payroll cost per worksite employee per month	4,020	3,830	5.0 %
Gross markup per worksite employee per month	856	793	7.9 %
Gross profit per worksite employee per month	198	186	6.5 %
Operating expenses per worksite employee per month	176	156	12.8 %
Operating income per worksite employee per month	22	30	(26.7)%
Net income per worksite employee per month	12	23	(47.8)%

Revenues >> The Company's revenues increased 17.9% over 2000 due to an 11.8% increase in the average number of worksite employees paid per month accompanied by a 5.5% increase in the fee revenue per worksite employee per month.

The Company's continued expansion of its sales force through new market and sales office openings was the primary factor contributing to the increase in the average number of worksite employees paid. In 2001, the Company's unit growth rate was lower than in 2000 due to softness in the U.S. economic conditions. In the first half of 2001, all three of the Company's sources of paid worksite employees – new client sales, client retention, and net change in existing clients through new hires and terminations – were negatively impacted. The net change in existing clients was impacted as terminations in the existing client base exceeded new hires throughout the year, compared to strong gains in this area during 2000. Client retention declined primarily as a result of an increase in the number of clients experiencing financial difficulties and/or seeking lower cost alternatives. New client sales were impacted by uncertainty in the direction of the economy, which impacted the Company's ability to close sales. During the latter half of the year, new client sales and client terminations gradually returned to historical levels, with new client sales increasing proportionately with the increase in trained sales representatives and client terminations decreasing to a level consistent with the average number of paid worksite employees. However, improvements in these two sources of paid worksite employees were offset by further net layoffs within the existing client base.

The 5.5% increase in fee revenue per worksite employee per month directly related to the 5.0% increase in fee payroll cost per worksite employee per month, reflecting (i) compensation increases within the Company's existing worksite employee base; and (ii) further penetration of markets with generally higher wage levels, such as San Francisco, New York and Washington, D.C. In 2001, the growth in fee payroll cost per worksite employee per month was lower than the growth rates experienced in 2000, as weakness in U.S. economic conditions resulted in lower compensation increases and a reduction in the payroll cost for new and replacement worksite employees within the Company's existing client base.

The following table presents certain information related to the Company's revenues by region for the years ended December 31, 2001 and 2000.

	Year ended December 31,				
	(in thousands)			(% of total revenue)	
	2001	2000	% change	2001	2000
Northeast	$ 499,235	$ 358,564	39.2 %	11.4 %	9.7 %
Southeast	431,104	393,470	9.6 %	9.9 %	10.6 %
Central	597,138	451,361	32.3 %	13.6 %	12.2 %
Southwest	1,961,978	1,844,519	6.4 %	44.9 %	49.7 %
West	876,948	653,658	34.2 %	20.1 %	17.6 %
Other revenues	6,841	6,959	(1.7)%	0.1 %	0.2 %
Total revenues	$ 4,373,244	$ 3,708,531	17.9 %	100.0 %	100.0 %

Gross Profit >> Gross profit increased 19.1% over 2000 due primarily to the 11.8% increase in the average number of worksite employees paid per month accompanied by a 6.5% increase in gross profit per worksite employee per month. Gross profit per worksite employee increased to $198 per month in 2001 versus $186 in 2000. Gross profit in 2001 was affected by two non-recurring items: (i) a $6.6 million one-time credit related to the workers' compensation policy period ended September 30, 2001; and (ii) disputed health insurance rate increases by Aetna totaling approximately $12.7 million in the third and fourth quarters of 2001. Excluding these non-recurring items, gross profit per worksite employee per month would have been $205 in 2001. The Company's pricing objectives attempt to maintain or improve the gross profit per worksite employee by increasing gross markup per worksite employee to match or exceed changes in (i) its primary direct costs; and (ii) its operating costs associated with enhancements in the Company's comprehensive service offering.

The disputed health insurance premiums had a negative effect on gross profit in the third and fourth quarters of 2001 primarily because the Company was required to pay such increases immediately, but was unable to immediately pass those similar increases through to most of its clients due to contractual limitations. The Company's CSA generally allows the Company to change its pricing upon renewal, which typically occurs annually. See "Other Matters – Health Insurance Costs" on page 35 and "Factors That May Affect Future Results and the Market Price of Common Stock – Increases in Health Insurance Premiums, Unemployment Taxes and Workers' Compensation Rates" on page 38.

Gross markup per worksite employee per month increased 7.9% to $856 in 2001 versus $793 in 2000. Approximately 24.1% of the $63 increase in gross markup per employee was the result of increased service fees designed to match the increased payroll tax expense associated with the higher average payroll cost per worksite employee. The remaining increase in gross markup per employee was the result of other increases in the Company's comprehensive service fees, which were designed to meet the Company's pricing objectives.

The Company's primary direct costs, which include payroll taxes, benefits and workers' compensation expenses, increased 8.2% to $655 per worksite employee per month in 2001 versus $605 in 2000. The primary components changed as follows:

- >> PAYROLL TAX COSTS – Payroll taxes increased $10 per worksite employee per month, primarily due to the increased average payroll cost per worksite employee. The overall cost of payroll taxes as a percentage of payroll cost was 7.20% in 2001 versus 7.34% in 2000. This decrease was primarily the result of an increase in bonus payroll cost per worksite employee and the Company's lower growth rate, which caused a smaller portion of the total compensation of worksite employees to be subject to state unemployment taxes in 2001 compared to the 2000 period.
- >> BENEFITS COSTS – The cost of health insurance and related employee benefits increased $44 per worksite employee per month over 2000, due to a 13.7% increase in the cost per covered employee and an increase in the percentage of worksite employees covered under the Company's health insurance plan to 72.0% in 2001 versus 69.7% in 2000. The increase in cost per covered employee includes the impact of the disputed health insurance rate increases of approximately $12.7 million by Aetna. See "Other Matters – Health Insurance Costs" on page 35 for a discussion of the health insurance rate increase dispute. Excluding the disputed increases, the cost of health insurance and related employee benefits per covered employee would have increased 7.8% compared to 2000.
- >> WORKERS' COMPENSATION COSTS – Workers' compensation costs decreased $4 per worksite employee per month, and decreased to 1.07% of fee payroll cost in 2001 from 1.22% in 2000. During negotiations of its workers' compensation insurance policy for the period beginning October 1, 2001, the Company negotiated a one-time $6.6 million credit related to the policy period ended September 30, 2001 based on the Company's claims history during that policy period. Excluding the non-recurring credit, workers' compensation cost would have been 1.26% of fee payroll cost.

Gross profit, measured as a percentage of revenue, increased slightly to 3.77% in 2001 from 3.74% in 2000.

Operating Expenses >> The following table presents certain information related to the Company's operating expenses for the years ended December 31, 2001 and 2000.

	Year ended December 31,					
	(in thousands)			(per worksite employee per month)		
	2001	2000	% change	2001	2000	% change
Salaries, wages and payroll taxes	$ 67,761	$ 54,477	24.4 %	$ 81	$ 73	11.0 %
General and administrative expenses	44,569	35,426	25.8 %	54	48	12.5 %
Commissions	11,173	9,278	20.4 %	14	12	16.7 %
Advertising	6,092	5,117	19.1 %	7	7	–
Depreciation and amortization	16,881	12,002	40.7 %	20	16	25.0 %
Total operating expenses	$ 146,476	$ 116,300	25.9 %	$ 176	$ 156	12.8 %

Operating expenses increased 25.9% to $146.5 million. Operating expenses per worksite employee per month increased 12.8% to $176 in 2001 versus $156 in 2000. The components of operating expenses changed as follows:

>> Salaries, wages and payroll taxes of corporate and sales staff increased 24.4%, or $8 per worksite employee per month, primarily due to a 23.5% increase in corporate personnel, a 9.7% increase in the average base pay per corporate employee and a decrease in incentive compensation as a percentage of base pay from 11.2% in 2000 to 0.1% in 2001. The increase in corporate personnel was primarily due to a 30% increase in sales personnel, a 33% increase in service personnel and a 12% increase in other corporate personnel.

>> General and administrative expenses increased 25.8%, or $6 per worksite employee per month, over 2000. This increase primarily resulted from expenses such as rent, repairs and maintenance, data communication, telecommunications, equipment leases and utilities expenses associated with the Company's expansion initiatives, including new service centers in Houston and Los Angeles and five new sales offices. In addition, legal expenses increased due to (i) PEO litigation matters; (ii) trademark, intellectual property and other corporate litigation; (iii) the disputed health insurance rate increases; and (iv) legal issues pertaining to the purchase of assets from Virtual Growth, Inc. ("VGI") out of bankruptcy.

>> Depreciation and amortization expense increased 40.7%, or $4 per worksite employee per month, as a result of the capital projects placed into service in late 2000 and 2001. Late in 2000, the Company implemented its fifth generation proprietary PEO information system (AIMS) and relocated and expanded its Houston service center. See "Cash Flows From Investing Activities" on page 33 for a detailed discussion of capital expenditures made in 2001.

>> Commissions expense increased 20.4%, or $2 per worksite employee per month, over 2000 due to a restructuring of the sales representative compensation plan effective January 1, 2001.

>> Advertising costs increased 19.1% and remained constant on a per worksite employee basis versus 2000.

Other Income >> Other income decreased 80.6% to $848,000 in 2001, primarily due to the non-recurring write-off of the Company's $3.8 million investment in VGI. See "Other Matters – Investments in Other Companies" on page 35.

The Company's provision for income taxes differed from the U.S. statutory rate of 35% primarily due to the valuation allowance for deferred assets, state income taxes and non-deductible expenses.

The effective income tax rate for the 2001 period increased to 46.6% versus an effective rate of 36.5% during the 2000 period. This increase was primarily a result of (i) a deferred tax asset valuation allowance related to the capital loss carryforward that resulted from the VGI investment write-off, the realizability of which is uncertain; (ii) a 1% increase in the federal income tax rate to 35%; and (iii) a reduction in tax-exempt interest income.

Net Income >> Net income for 2001 was $10.4 million, or $0.36 per diluted share compared to $16.9 million, or $0.58 per diluted share in 2000. On a per worksite employee per month basis, net income decreased 47.8% to $12 in 2001 versus $23 in 2000. Excluding non-recurring items, net income would have been $17.7 million, or $0.62 per diluted share, and would have decreased 8.7% on a per worksite employee basis to $21 per month.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 >> The following table presents certain information related to the Company's results of operations for the years ended December 31, 2000 and 1999.

(in thousands, except per share and statistical data)	Year ended December 31, 2000	1999	% change
Revenues	$ 3,708,531	$ 2,260,743	64.0 %
Gross profit	138,534	89,528	54.7 %
Operating expenses	116,300	78,969	47.3 %
Operating income	22,234	10,559	110.6 %
Other income	4,380	3,653	19.9 %
Net income	16,900	9,358	80.6 %
Diluted net income per share of common stock	0.58	0.34	70.6 %
STATISTICAL DATA:			
Average number of worksite employees paid per month	62,140	42,479	46.3 %
Fee revenue per worksite employee per month	$ 4,623	$ 4,084	13.2 %
Fee payroll cost per worksite employee per month	3,830	3,360	14.0 %
Gross markup per worksite employee per month	793	724	9.5 %
Gross profit per worksite employee per month	186	176	5.7 %
Operating expenses per worksite employee per month	156	155	0.6 %
Operating income per worksite employee per month	30	21	42.9 %
Net income per worksite employee per month	23	18	27.8 %

Revenues >> The Company's revenues increased 64.0% over 1999 due to a 46.3% increase in the average number of worksite employees paid per month accompanied by a 13.2% increase in the fee revenue per worksite employee per month. The Company's continued expansion of its sales force through new market and sales office openings was the primary factor contributing to the increase in the average number of worksite employees paid. The general strength of the U.S. economy during the second half of 1999 and the first three quarters of 2000 was also a contributing factor. Revenues from markets opened prior to 1993 (the commencement of the Company's national expansion plan) increased 30% over 1999, while revenues from markets opened after 1993 increased 98%. Revenues from the state of Texas represented 50% of the Company's total revenues, and Houston, the Company's original market, represented 27% of the total.

The 13.2% increase in fee revenue per worksite employee per month directly related to the 14.0% increase in fee payroll cost per worksite employee per month, reflecting (i) compensation increases within the Company's existing worksite employee base; (ii) the addition of clients with worksite employees that had a higher average base pay than the existing client base; (iii) the attrition of clients with worksite employees that had a lower average base pay than the existing client base; and (iv) further penetration of markets with generally higher wage levels, such as San Francisco, New York and Washington, D.C.

The following table presents certain information related to the Company's revenues by region for the years ended December 31, 2000 and 1999.

	Year ended December 31,				
	(in thousands)			(% of total revenue)	
	2000	1999	% change	2000	1999
Northeast	$ 358,564	$ 108,567	230.3 %	9.7 %	4.8 %
Southeast	393,470	219,324	79.4 %	10.6 %	9.7 %
Central	451,361	232,736	93.9 %	12.2 %	10.3 %
Southwest	1,844,519	1,388,503	32.8 %	49.7 %	61.4 %
West	653,658	307,197	112.8 %	17.6 %	13.6 %
Other revenues	6,959	4,416	57.6 %	0.2 %	0.2 %
Total revenues	$ 3,708,531	$ 2,260,743	64.0 %	100.0 %	100.0 %

Gross Profit >> Gross profit increased 54.7% over 1999 due primarily to the 46.3% increase in the average number of worksite employees paid per month accompanied by a 5.7% increase in gross profit per worksite employee per month. Gross profit per worksite employee increased to $186 per month in 2000 versus $176 in 1999, reflecting effective execution of the Company's pricing strategy. The Company's pricing objectives attempt to maintain or improve the gross profit per worksite employee by increasing gross markup per worksite employee to match or exceed changes in (i) its primary direct costs; and (ii) its operating costs associated with enhancements in the Company's comprehensive service offering.

Gross markup per worksite employee per month increased 9.5% to $793 in 2000 versus $724 in 1999. Approximately 55% of the $69 increase in gross markup per employee was the result of increased service fees designed to match the increased payroll tax expense associated with the higher average payroll cost per worksite employee. The remaining increase in gross markup per employee was related to other increases in the Company's comprehensive service fees, including approximately $3 per worksite employee related to a mid-1999 change in the method used to calculate service fees for clients who experience turnover within their workforce.

Payroll taxes increased $40 per worksite employee per month, primarily due to the increased average payroll cost per worksite employee. The overall cost of payroll taxes as a percentage of payroll cost was 7.34% in 2000 versus 7.19% in 1999. This increase was primarily the result of the Company's accelerating unit growth during the first three quarters of 2000, which caused a larger proportion of the Company's payroll to be subject to payroll taxes later in the year.

The cost of health insurance and related employee benefits increased $14 per worksite employee per month over 1999 due to a 3.0% increase in the cost per covered employee and a slight increase in the percentage of worksite employees covered under the Company's health insurance plan to 69.7% in 2000 versus 67.8% in 1999.

Workers' compensation costs increased $5 per worksite employee per month, but decreased slightly to 1.22% of fee payroll cost in 2000 from 1.25% in 1999.

Gross profit, measured as a percentage of revenue, declined to 3.74% in 2000 from 3.96% in 1999. This decline was due primarily to the increase in average payroll cost per worksite employee. Because payroll cost is the largest single component of both revenues and direct costs, an increase in the average payroll cost per worksite employee creates a mathematical downward pressure on the calculation of gross profit as a percentage of revenue.

Operating Expenses >> The following table presents certain information related to the Company's operating expenses for the years ended December 31, 2000 and 1999.

	Year ended December 31,					
	(in thousands)			(per worksite employee per month)		
	2000	1999	% change	2000	1999	% change
Salaries, wages and payroll taxes	$ 54,477	$ 36,690	48.5 %	$ 73	$ 72	1.4 %
General and administrative expenses	35,426	23,219	52.6 %	48	45	6.7 %
Commissions	9,278	6,429	44.3 %	12	13	(7.7)%
Advertising	5,117	4,090	25.1 %	7	8	(12.5)%
Depreciation and amortization	12,002	7,103	69.0 %	16	14	14.3 %
Write-off of software development costs	–	1,438	(100.0)%	–	3	(100.0)%
Total operating expenses	$ 116,300	$ 78,969	47.3 %	$ 156	$ 155	0.6 %

Operating expenses increased 47.3% over 1999 as a result of the 46.3% growth in the average number of worksite employees paid per month by the Company, combined with the effects of the previously mentioned strategic initiatives, all of which comprise investments in the Company's sales, service and technology infrastructure. Operating expenses per worksite employee per month increased 0.6% to $156 in 2000 versus $155 in 1999.

Operating expenses in 1999 included a nonrecurring $1.4 million ($920,000 net of tax) write-off of certain capitalized software development costs. This write-off was the result of a periodic evaluation of all software development projects, which included a review of costs incurred, estimated costs to complete, estimated maintenance costs and the availability of alternative software packages. Upon completion of this evaluation, the Company determined that the projects would be terminated and that the costs associated with two projects should be written off. The majority of the costs written off related to efforts to customize an electronic document management system to meet the Company's physical records management needs. Excluding the impact of this charge, operating expenses in 2000 increased 50.0% over 1999, and increased to $156 per worksite employee per month in 2000 from $152 in 1999.

Salaries, wages and payroll taxes of corporate and sales staff increased to $73 per worksite employee per month in 2000 versus $72 in 1999. The ratio of worksite employees to corporate employees improved to 65 in

2000 from 58 in 1999. This improvement was partially offset by an average increase in gross pay per corporate employee of 6.3% over 1999. In addition, incentive compensation as a percentage of corporate employee gross pay increased to 11.2% in 2000 versus 3.5% in 1999 due to the Company's strong financial performance.

General and administrative expenses increased $3 per worksite employee per month over 1999. The increase resulted from increased travel expenses associated with the Company's expanding national presence, increased outside labor and recruiting costs associated with the Company's accelerated growth rate and increased consulting expenses associated with the development and rollout of new technology projects.

Depreciation and amortization expense increased $2 per worksite employee per month as a result of the increased capital expenditures placed in service in 1999 and 2000, including (i) the implementation of the fifth generation of the Company's proprietary PEO information system; (ii) the implementation of certain new components of Administaff Assistant, primarily the web payroll and web reporting capabilities, which included both internal software development costs and externally purchased software; (iii) the opening of new sales offices; (iv) the expansion and relocation of the Houston service center and the opening of the Atlanta service center; and (v) the expansion of corporate headquarters.

Commissions expense declined slightly on a per worksite employee per month basis due to lower sales agency commissions. Advertising costs declined slightly per worksite employee per month, as four of the Company's six new offices opened in 2000 were located in existing sales markets, which provided advertising efficiencies.

Other Income >> Other income increased 19.9% to $4.4 million in 2000. Interest income increased 72.9% to $4.4 million in 2000 from $2.6 million in 1999, due to a higher level of cash and marketable securities resulting from the Company's strong financial performance and an increase in the average interest rate related to interest-bearing investments. This increase was partially offset by the effect of a prior year non-recurring gain from the Company's settlement of a 401(k) plan issue with the Internal Revenue Service.

The Company's provision for income taxes differed from the U.S. statutory rate of 34% in 2000 due primarily to state income taxes and tax-exempt interest income.

Net Income >> Net income for 2000 was $16.9 million, or $0.58 per diluted share compared to $9.4 million, or $0.34 per diluted share in 1999. These results reflect the two-for-one stock split effected on October 16, 2000. On a per worksite employee per month basis, net income increased 27.8% to $23 in 2000 versus $18 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company periodically evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, expansion plans, debt service requirements and other operating cash needs. As a result of this process, the Company has in the past sought, and may in the future seek, to raise additional capital or take other steps to increase or manage its liquidity and capital resources. The Company currently believes that its cash on hand, marketable securities and cash flows from operations will be adequate to meet its short-term liquidity requirements. The Company will rely on these same sources, as well as public and private debt and equity financing, to meet its long-term liquidity and capital needs.

The Company had $101.0 million in cash and cash equivalents and marketable securities at December 31, 2001, of which approximately $43.7 million was payable in early January 2002 for withheld federal and state income taxes, employment taxes and other payroll deductions. The remainder is available to the Company for general corporate purposes, including, but not limited to, current working capital requirements, expenditures related to the continued expansion of the Company's sales, service and technology infrastructure, capital expenditures and the Company's stock repurchase program. At December 31, 2001, the Company had working capital of $36.6 million compared to $51.2 million at December 31, 2000. The decrease in working capital was primarily due to a long-term cash security deposit of $15 million with the Company's new health insurance carrier, UnitedHealthcare, in December 2001.

Cash Flows From Operating Activities >> The Company's cash flows from operating activities in 2001 decreased $64.1 million to $10.5 million primarily due to a $14.2 million decrease in payroll taxes and other payroll deductions payable in 2001, compared to a $36.4 million increase in 2000, resulting in a net decrease of $50.6 million in cash flows from operating activities. The timing and amount of such payments can vary significantly based on various factors, including the day of the week on which a period ends and the existence of holidays on or immediately following a period end.

The remaining decrease was primarily the result of a long-term cash security deposit of $15 million with the Company's new health insurance carrier in December 2001. During 2002, the Company will make three additional cash security deposits of $5.0 million each with its health insurance carrier, no later than the first day of April, July and October.

Cash Flows From Investing Activities >> Capital expenditures totaled $36.7 million in 2001. The level of capital expenditures incurred in the past three years has been significantly higher than the periods prior to 1999 and has related directly to the Company's strategic initiatives and national expansion. Capital expenditures in 2001 were as follows:

(in millions)	
Construction in progress	$ 14.1
Computer hardware and software	11.0
Buildings and improvements	4.1
Software development costs	3.5
Furniture and fixtures	3.0
Vehicles	1.0
Total	$ 36.7

Capital expenditures for construction in progress related to the ongoing construction of additional facilities at the Company's corporate headquarters, which began in 2001 and is expected to be completed in the third quarter of 2002. The total cost of the new facilities is expected to be $37.4 million, which includes approximately $4.7 million of furniture and fixtures and $1.0 million of computer cabling and equipment.

Capital expenditures for computer hardware and software included costs associated with (i) enhancing the Company's development and staging environments; (ii) enhancing the performance and stability of the Company's production environment through load balancing; (iii) the expansion of the Company's data and voice networks; (iv) the addition of new capabilities, such as data warehousing and video conferencing; (v) the cost of software for various corporate needs, including a new financial accounting system and expanded web reporting capabilities; and (vi) replacement computer equipment for corporate employees.

Capitalized software development costs primarily related to (i) functionality enhancements to the Employee Service Center;SM (ii) the ongoing development of additional functionality for AIMS, the Company's proprietary PEO information system; and (iii) the enhancement of My MarketPlace.SM

Capital expenditures for furniture and fixtures and building improvements were largely related to equipping and furnishing a new service center in Los Angeles and five new sales offices, along with expansion of the Company's corporate data center and the expansion of sales offices to accommodate additional service personnel in the Company's sales markets.

The Company expects a comparable level of capital expenditures in 2002 with a budget of approximately $22.3 million, excluding the cost of the new facilities at its corporate headquarters. This amount is primarily composed of continued software development, computer hardware and software costs and continued expansion of sales offices and service centers to accommodate the ongoing growth of the Company.

Net purchases of marketable securities during 2001 primarily represented the investment of excess funds in longer-term, higher-yielding securities.

Cash Flows From Financing Activities >> The $15.4 million increase in cash provided by financing activities was primarily due to the $13.5 million borrowed as of December 31, 2001 under the revolving credit agreement. In 2001, the Company entered into a $21 million revolving credit agreement that expires on November 30, 2002. At the option of the Company, amounts borrowed under the agreement accrue interest at the bank's prime rate or LIBOR plus 0.45% as determined at the time of the borrowing (weighted average interest rate of 2.55% at December 31, 2001). The revolving line of credit is 100% secured by cash and marketable securities held in custody by the bank. As of December 31, 2001, all borrowings under the line of credit have been used to finance the Company's construction in progress. The Company has not yet determined whether it will seek long-term financing upon completion of its new facility. However, the Company believes it could obtain such financing at commercially reasonable rates.

During 2001, the Company received $22.8 million in proceeds from the exercise of 1,073,729 common stock purchase warrants by American Express. The Company also received $3.6 million in proceeds from the exercise of 341,335 stock options by the Company's employees. The Company used $21.6 million to repurchase 900,000 shares of common stock under its share repurchase program.

Contractual Obligations and Commercial Commitments >> The following table summarizes the Company's contractual obligations and commercial commitments as of December 31, 2001 and the effect they are expected to have on its liquidity and capital resources:

(in thousands)	Total	Less than 1 Year	1-3 Years	After 3 Years
Contractual obligations:				
Revolving line of credit	$ 13,500	$ 13,500	$ -	$ -
Non-cancelable operating leases	57,955	8,567	16,106	33,282
Security deposit funding	15,000	15,000	-	-
Facilities construction completion costs	8,728	8,728	-	-
Total contractual cash obligations	$ 95,183	$ 45,795	$ 16,106	$ 33,282
Other commercial commitments:				
Revolving line of credit - remaining	$ 7,500	$ 7,500	$ -	$ -

OTHER MATTERS

Deferred Income Taxes >> The Company had net deferred tax liabilities of $4.8 million at December 31, 2001, versus $6.4 million at December 31, 2000. This decrease is due primarily to differences between the book and tax basis of depreciation, uncollectible accounts receivable, prepaid commissions and software development costs.

As a result of the write-off of the investment in VGI, the Company has a capital loss carryforward of $3.5 million that will expire in 2006, but can only be used to offset future capital gains. The Company has recorded a valuation allowance against the related deferred tax asset as it is uncertain that it will be able to utilize the capital loss carryforward in future years.

Health Insurance Costs >> On November 5, 2001, the Company filed a lawsuit against Aetna, its former health insurance carrier. The Company has asserted claims against Aetna for breach of contract, economic duress, negligent misrepresentation, breach of good faith and fair dealing, and violations of the Texas Insurance Code. The Company has alleged that during the third quarter of 2001, Aetna placed the Company under economic duress by threatening, without any legal right, to terminate the Company's health insurance plan if Administaff did not pay immediate and retroactive rate increases, even though Aetna had not provided at least two quarters advance notice as required under the contract. In addition, the Company has alleged that Aetna failed to properly administer the health plan and to produce timely and accurate reports regarding the health plan's claims data and financial condition. While the Company is still in the process of quantifying its damages, it intends to seek damages in excess of $42 million, including approximately $12.7 million related to increased health insurance costs in the third and fourth quarters of 2001.

On January 28, 2002, Aetna filed its answer denying the claims asserted by the Company and, as anticipated by the Company, filed a counterclaim. In the counterclaim, Aetna has alleged that the Company has violated ERISA, breached its contractual obligations by failing to pay premiums owed to Aetna, and made material misrepresentations during its negotiations of rates with Aetna for the purpose of delaying rate increases while the Company sought a replacement health insurance carrier. On February 20, 2002, the Company received Aetna's initial disclosures related to the lawsuit and counterclaim, in which Aetna stated its preliminary calculation of damages at approximately $30 million.

While the Company cannot predict the ultimate outcome or the timing of a resolution of this dispute or the related lawsuit and counterclaim, the Company plans to vigorously pursue its case. In addition, the Company believes that Aetna's allegations in the counterclaim are without merit and intends to defend itself vigorously. However, an adverse outcome in this dispute could have a material adverse effect on the Company's results of operations or financial condition.

Investments in Other Companies >> During 2000, the Company purchased convertible preferred stock of Virtual Growth, Inc. ("VGI") for a total cost of approximately $3.2 million. During 2001, the Company purchased an additional $319,000 of convertible preferred stock and made loans to VGI totaling $224,000. In December 2001, VGI filed for bankruptcy protection. As a result of the filing, the Company incurred a one-time write-off for all investments as of that date totaling $3.8 million ($3.7 million net of tax).

In January 2002, the Company purchased substantially all of the assets of VGI through bankruptcy proceedings for a total cost of approximately $1.3 million. The Company has established a new subsidiary, known as Administaff Financial Management Services, Inc., to provide outsourced accounting and bookkeeping services using the assets acquired from VGI. The Company expects these newly established operations to be dilutive to its net income per share by approximately $0.02 to $0.03 per share in 2002.

Reliance National Indemnity Co. Bankruptcy Liquidation >> In October 2001, the Company's former workers' compensation insurance carrier, Reliance National Indemnity Co., was forced into bankruptcy liquidation. At December 31, 2001, the estimated outstanding claims under the Company's Reliance policies totaled approximately $8.8 million. State laws regarding the handling of the open claims of liquidated insurance carriers vary. Most states have established funds through guaranty associations to pay such remaining claims. However, several states have provisions that could be construed to return the liability for open claims to the companies that had policies with the liquidated insurance carrier, typically based on net worth. In anticipation of this situation, the Company secured insurance coverage totaling $1.8 million from its current workers' compensation carrier to cover potential claims returned to the Company related to its Reliance policies. While the Company believes, based on its analysis of applicable state provisions, that its insurance coverage will be adequate to cover any potential losses, it is possible that such losses could exceed the Company's insurance coverage limit.

Seasonality, Inflation and Quarterly Fluctuations >> Historically, the Company's earnings pattern has included losses in the first quarter followed by improved profitability in subsequent quarters throughout the year. This pattern is due to the effects of employment-related taxes which are based on each employee's cumulative earnings up to specified wage levels, causing employment-related taxes to be highest in the first quarter and then decline over the course of the year. Since the Company's revenues related to each employee are generally earned and collected at a relatively constant rate throughout each year, payment of such tax obligations has a substantial impact on the Company's financial condition and results of operations during the first six months of each year. Other factors that affect direct costs could mitigate or enhance this trend.

The Company believes the effects of inflation have not had a significant impact on its results of operations or financial condition.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND THE MARKET PRICE OF COMMON STOCK

Audit of the Company's 401(k) Plan; IRS Employee Leasing Market Segment Group >> The Company's 401(k) plan is currently under audit by the IRS for the year ended December 31, 1993. Although the audit is for the 1993 plan year, certain conclusions of the IRS could be applicable to other years as well. In addition, the IRS has established an Employee Leasing Market Segment Group for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs, including the Company, have been randomly selected by the IRS for audit pursuant to this program. One issue that has arisen from these audits is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Internal Revenue Code of 1986, as amended (the "Code"), including participation in the PEO's 401(k) plan. With respect to the 401(k) plan audit, the IRS Houston District has sought technical advice (the "Technical Advice Request") from the IRS National Office about whether participation in the 401(k) plan by worksite employees, including officers of client companies, violates the exclusive benefit rule under the Code because they are not employees of the Company. A copy of the Technical Advice Request and the Company's response have been sent to the IRS National Office for review. The Technical Advice Request contains the conclusions of the IRS Houston District with respect to the 1993 plan year that the 401(k) plan should be disqualified because it covers worksite employees who are not employees of the Company. The Company's response refutes the conclusions of the IRS Houston District.

With respect to the Market Segment Group study, the issue of whether a PEO and a client company may be treated as co-employers of worksite employees for certain federal tax purposes (the "Industry Issue") has also been referred to the IRS National Office.

The Company does not know whether the National Office will address the Technical Advice Request independently of the Industry Issue. The Company is not able to predict either the timing or the nature of any final decision that may be reached with respect to the 401(k) plan audit or with respect to the Technical Advice Request or the Market Segment Group study and the ultimate outcome of such decisions. Should the IRS conclude that the Company is not a "co-employer" of worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to the 401(k) plan or pursuant to the Company's cafeteria plan or continue to participate in certain other employee benefit plans of the Company. The Company believes that, although unfavorable to the Company, a prospective application of such a conclusion (that is, one applicable only to periods after the conclusion by the IRS is finalized) would not have a material adverse effect on its financial position or results of operations, as the Company could continue to make available comparable benefit programs to its client companies at comparable costs to the Company. However, if the IRS National Office adopts the conclusions of the IRS Houston District set forth in the Technical Advice Request and any such conclusions were applied retroactively to disqualify the 401(k) plan for 1993 and subsequent years, employees' vested account balances under the 401(k) plan would become taxable, the Company would lose its tax deductions to the extent its matching contributions were not vested, the 401(k) plan's trust would become a taxable trust and the Company would be subject to liability with respect to its failure to withhold applicable taxes with respect to certain contributions and trust earnings. Further, the Company would be subject to liability, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such a scenario, the Company also would face the risk of client dissatisfaction and potential litigation. A retroactive application by the IRS of an adverse conclusion resulting in disqualification of the 401(k) plan would have a material adverse effect on the Company's financial position and results of operations.

Expenses Associated with Expansion >> The Company's past operating results have been affected by the Company's long-term national sales and service expansion. In many cases, the costs of this expansion have been incurred in advance of the anticipated growth in worksite employees (the primary driver of the Company's revenues). The Company expects to continue to incur substantial additional operating expenses in the foreseeable future as a result of continuing national expansion. See page 22 for a discussion of the types of expenses incurred in this expansion.

Estimated Costs and Effectiveness of Capital Projects and Investments in Infrastructure >> The Company currently has several strategic initiatives in progress, which have significantly increased the level of capital expenditures and related depreciation expense incurred over the past several years. These capital expenditures have been, and will continue to be, primarily associated with the expansion and upgrade of the Company's technology and telecommunications infrastructure, Internet service delivery capabilities, and corporate headquarters, sales and service facilities. There can be no assurances that the Company's cost to complete these projects will be as estimated or that the ultimate effectiveness of such projects will provide the necessary operating efficiencies required to offset the resulting increases in depreciation and amortization expense which accompany these expenditures. In addition, the Company may require additional capital resources to fund these and future capital expenditure requirements.

Estimated Costs and Effectiveness of eBusiness Strategy >> While the Company believes that its eBusiness strategy will ultimately lead to increased profitability through new revenue streams, operating expense savings and higher client retention, it is possible that diminished profitability could occur in future periods as a result of these initiatives.

Among the factors which could affect the success of the Company's eBusiness strategy are (i) the Internet connectivity and computer literacy of the Company's clients; (ii) the willingness of clients to accept the Company's Internet-based service delivery platform, the Employee Service Center; (iii) the Company's ability to identify, negotiate and integrate offerings on My MarketPlace; (iv) the attraction of clients and worksite employees to My MarketPlace; (v) the effective generation of revenues from the eBusiness initiatives, particularly My MarketPlace; (vi) unanticipated development costs related to the eBusiness initiatives; and (vii) the Company's ability to control or reduce operating expenses as a result of the eBusiness initiatives, particularly the Employee Service Center.

Increases in Health Insurance Premiums, Unemployment Taxes and Workers' Compensation Rates >> Health insurance premiums, state unemployment taxes and workers' compensation rates are in part determined by the Company's claims experience and comprise a significant portion of the Company's direct costs. The Company employs extensive risk management procedures in an attempt to control its claims incidence and structures its benefits contracts to provide as much cost stability as possible. However, should the Company experience a large increase in claim activity, its unemployment taxes, health insurance premiums or workers' compensation insurance rates could increase. The Company's ability to incorporate such increases into service fees to clients is constrained by contractual arrangements with clients, which could result in a delay before such increases could be reflected in service fees. As a result, such increases could have a material adverse effect on the Company's financial condition or results of operations.

The Company experienced a 13.4% increase in benefits costs per covered employee during 2001 and expects a similar increase in 2002. While the Company's results of operations will be impacted to some degree in 2002 by the expected increase and its contractual constraints, the Company does not expect this situation to have a material adverse effect on its financial position.

The Company is currently in a dispute with Aetna, its former health insurance carrier, relating to health insurance costs increases during 2001 and Aetna's administration of its health plan over the last several years. For a discussion of the Company's dispute with Aetna, see "Other Matters – Health Insurance Costs" on page 35. An unfavorable outcome in this dispute could have a material adverse effect on the Company's financial position or results of operations.

In October 2001, the Company's former workers' compensation insurance carrier, Reliance National Indemnity Co., was forced into bankruptcy liquidation. At December 31, 2001, the estimated outstanding claims under the Company's Reliance policies totaled approximately $8.8 million. State laws regarding the handling of the open claims of liquidated insurance carriers vary. Most states have established funds to pay such remaining claims. However, several states have provisions that could be construed to return the liability for open claims to the companies that had policies with the liquidated insurance carrier, typically based on net worth. In anticipation of this situation, the Company secured insurance coverage totaling $1.8 million from its current workers' compensation carrier to cover potential claims returned to the Company related to its Reliance policies. While the Company believes, based on its analysis of applicable state provisions, that its insurance coverage will be adequate to cover any potential losses, it is possible that such losses could exceed the Company's insurance coverage limit.

Failure to Manage Growth >> The Company has experienced significant growth and expects such growth to continue for the foreseeable future. As described under the above caption "Expenses Associated with Expansion," the costs associated with the Company's sales and service expansion have been significant. Accordingly, the Company's expansion plan may place a significant strain on the Company's management, financial, operating and technical resources. Failure to manage this growth effectively could have a material adverse effect on the Company's financial condition or results of operations.

Potential Impairment of Investments in Other Companies >> The Company has made an investment totaling $2.5 million in eProsper, Inc., which is in the early stages of development. This company is likely to require additional capital in the future. If this company is unable to raise sufficient additional capital to continue as a going concern, or if it raises capital at lower valuation levels than those at the time Administaff made its investment, Administaff's investments in this company could become impaired. In that event, Administaff would be required to write off all or a portion of this investment. Although Administaff does not believe that such an impairment would materially affect its consolidated financial position, an impairment would likely reduce Administaff's net income materially in the period in which the impairment occurred. During 2001, the Company wrote off a $3.8 million investment in another development-stage company. See "Other Matters – Investments in Other Companies" on page 35.

Liability for Worksite Employee Payroll and Benefits Costs >> Under the Client Service Agreement ("CSA"), the Company becomes a co-employer of worksite employees and assumes the obligations to pay the salaries, wages and related benefits costs and payroll taxes of such worksite employees. The Company assumes such obligations as a principal, not merely as an agent of the client company. The Company's obligations include responsibility for (i) payment of the salaries and wages for work performed by worksite employees, regardless of whether the client company makes timely payment to the Company of the associated service fee; and (ii) providing benefits to worksite employees even if the costs incurred by Administaff to provide such benefits exceed the fees paid by the client company. If a client company does not pay the Company or if the costs of benefits provided to worksite employees exceed the fees paid by a client company, the Company's ultimate liability for worksite employee payroll and benefits costs could have a material adverse effect on its financial condition or results of operations.

Federal, State and Local Regulation >> As a major employer, the Company's operations are affected by numerous federal, state and local laws relating to labor, tax and employment matters. By entering into a co-employer relationship with employees assigned to work at client company locations, the Company assumes certain obligations and responsibilities of an employer under these laws. However, many of these laws (such as the Employee Retirement Income Security Act ("ERISA") and federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEOs, and the definition of "employer" under these laws is not uniform. In addition, many of the states in which the Company operates have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. If these other federal or state laws are ultimately applied to the Company's PEO relationship with its worksite employees in a manner adverse to the Company, such an application could have a material adverse effect on the Company's results of operations or financial condition.

While many states do not explicitly regulate PEOs, 21 states (including Texas) have passed laws that have licensing or registration requirements for PEOs, and several other states are considering such regulation. Such laws vary from state to state, but generally provide for monitoring the fiscal responsibility of PEOs, and in some cases codify and clarify the co-employment relationship for unemployment, workers' compensation and other purposes under state law. While the Company generally supports licensing regulation because it serves to validate the PEO relationship, there can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations for all states. In addition, there can be no assurance that the Company will be able to renew its licenses in all states.

Loss of Benefits Plans >> The maintenance of health and workers' compensation insurance plans that cover worksite employees is a significant part of the Company's business. While the Company believes that replacement contracts could be secured on competitive terms without causing significant disruption to the Company's business, there can be no assurance in this regard. The Company replaced its health insurance carrier effective January 1, 2002. See "Other Matters – Health Insurance Costs." The current health and workers' compensation contracts expire on December 31, 2002 and September 30, 2003, respectively.

Need to Renew or Replace Client Companies >> The Company's standard CSA is subject to cancellation on 60 to 180 days notice by either the Company or the client. Accordingly, the short-term nature of the CSA makes the Company vulnerable to potential cancellations by existing clients, which could materially and adversely affect the Company's financial condition and results of operations. In addition, the Company's results of operations are dependent in part upon the Company's ability to retain or replace its client companies upon the termination or cancellation of the CSA. Historically, the Company's average client attrition rate has been approximately 20%. However, the number of contract cancellations could increase in the future. During 2001, the Company's client attrition ratio increased to approximately 25% due to softness in U.S. economic conditions.

Marketing Agreement with American Express >> The Company has entered into a Marketing Agreement with American Express to jointly market the Company's services to American Express' substantial small and medium-sized business customer base across the country. Under the terms of the Marketing Agreement, American Express is utilizing its resources and working jointly with the Company to generate appointments with prospects for the Company's services from the American Express customer base. The Company believes that the agreement will enhance its ability to increase its base of worksite employees and clients; however, there can be no assurances to that effect. Among the factors that could cause the effectiveness of the Marketing Agreement to be less than anticipated are the ability of American Express to provide qualified prospects, the Company's ability to make timely presentations to all of the American Express prospects and the Company's ability to convert those prospects into clients.

Liabilities for Client and Employee Actions >> A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its worksite employees, including questions concerning the ultimate liability for violations of employment and discrimination laws. The Administaff CSA establishes the contractual division of responsibilities between the Company and its clients for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions, even if it does not participate in such violations. Although the CSA provides that the client is to indemnify the Company for any liability attributable to the conduct of the client, the Company may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees.

Geographic Market Concentration >> While the Company has sales offices in 19 markets, the Company's Houston and Texas (including Houston) markets accounted for approximately 25.1% and 44.9%, respectively, of the Company's revenue for the year ended December 31, 2001. Accordingly, while a primary aspect of the Company's strategy is expansion in its current and future markets outside of Texas, for the foreseeable future, a significant portion of the Company's revenues may be subject to economic factors specific to Texas (including Houston). While the Company believes that its market expansion plans will eventually lessen this risk in addition to generating significant revenue growth, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its Texas (including Houston) markets.

Competition and New Market Entrants >> The PEO industry is highly fragmented. Many of these PEOs have limited operations and fewer than 1,000 worksite employees, but there are several industry participants that are comparable in size to the Company. The Company also encounters competition from "fee for service" companies such as payroll processing firms, insurance companies and human resource consultants. Several of the Company's competitors are PEO divisions of large business services companies, such as Automatic Data Processing, Inc. and Paychex, Inc. Such companies have substantially greater resources and provide a broader range of services than the Company. Accordingly, the PEO divisions of such companies may be able to provide their PEO services at more competitive prices than may be offered by the Company. Moreover, the Company expects that as the PEO industry grows and its regulatory framework becomes better established, well-organized competition with greater resources than the Company may enter the PEO market, possibly including large "fee for service" companies currently providing a more limited range of services.

Potential Client Liability for Employment Taxes >> Pursuant to the CSA, the Company assumes sole responsibility and liability for the payment of federal employment taxes imposed under the Code with respect to wages and salaries paid to its worksite employees. There are essentially three types of federal employment tax obligations: (i) income tax withholding requirements; (ii) obligations under the Federal Income Contribution Act ("FICA"); and (iii) obligations under the Federal Unemployment Tax Act ("FUTA"). Under the Code, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. Most states impose similar employment tax obligations on the employer. While the CSA provides that the Company has sole legal responsibility for making these tax contributions, the IRS or applicable state taxing authority could conclude that such liability cannot be completely transferred to the Company. Accordingly, in the event the Company fails to meet its tax withholding and payment obligations, the client company may be held jointly and severally liable therefor. While this interpretive issue has not, to the Company's knowledge, discouraged clients from enrolling with the Company, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is primarily exposed to market risks from fluctuations in interest rates and the effects of those fluctuations on the market values of its cash equivalent short-term investments and its available-for-sale marketable securities. The cash equivalent short-term investments consist primarily of overnight investments, which are not significantly exposed to interest rate risk, except to the extent that changes in interest rates will ultimately affect the amount of interest income earned on these investments. The available-for-sale marketable securities are subject to interest rate risk because these securities generally include a fixed interest rate. As a result, the market values of these securities are affected by changes in prevailing interest rates.

The Company attempts to limit its exposure to interest rate risk primarily through diversification and low investment turnover. The Company's marketable securities are currently managed by three professional investment management companies, each of which is guided by the Company's investment policy.

The Company's investment policy is designed to maximize after-tax interest income while preserving its principal investment. As a result, the Company's marketable securities consist primarily of short and intermediate-term debt securities.

As of December 31, 2001, the Company's available-for-sale marketable securities include an investment in a mutual fund, which holds corporate debt securities with maturities ranging up to 18 months. The amortized cost basis, fair market value and 30-day yield of this investment was $10.1 million, $10.2 million and 4.01% at December 31, 2001. The following table presents information about the Company's remaining available-for-sale marketable securities as of December 31, 2001:

(dollars in thousands)	Principal Maturities	Average Interest Rate
2002	$ 14,215	5.0 %
2003	18,695	5.4 %
2004	1,632	5.5 %
2005	-	-
2006	2,355	4.6 %
Total	$ 36,897	5.2 %
Fair Market Value	$ 37,767	

The Company's revolving credit agreement includes variable interest rates, and as a result, the Company's total cost of borrowing under the revolving credit agreement is also subject to interest rate risk. The Company had borrowed $13.5 million under the revolving credit agreement as of December 31, 2001, with an average interest rate of 2.55%. The revolving credit agreement expires in November 2002.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
ADMINISTAFF, INC.

We have audited the accompanying consolidated balance sheets of Administaff, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Administaff, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Houston, Texas
February 8, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,000	$ 69,733
Marketable securities	47,961	38,953
Accounts receivable:		
Trade	4,314	7,311
Unbilled	70,206	57,084
Other	1,440	820
Prepaid expenses	3,739	6,785
Notes receivable from employees	694	—
Deferred income tax benefit	767	694
Total current assets	182,121	181,380
Property and equipment:		
Land	2,920	2,920
Buildings and improvements	18,274	14,047
Computer hardware and software	39,723	28,679
Software development costs	15,072	11,556
Furniture and fixtures	20,666	18,756
Vehicles	2,372	1,863
Construction in progress	14,272	195
	113,299	78,016
Accumulated depreciation	(41,405)	(25,649)
Total property and equipment	71,894	52,367
Other assets:		
Deposits	15,627	421
Notes receivable from employees	–	994
Other assets	4,361	7,655
Total other assets	19,988	9,070
Total assets	$ 274,003	$ 242,817

(in thousands)	December 31, 2001	December 31, 2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,332	$ 1,496
Payroll taxes and other payroll deductions payable	43,694	57,919
Accrued worksite employee payroll expense	68,964	57,354
Revolving line of credit	13,500	-
Other accrued liabilities	14,487	10,819
Income taxes payable	535	2,613
Total current liabilities	145,512	130,201
Noncurrent liabilities:		
Deferred income taxes	5,556	7,106
Total noncurrent liabilities	5,556	7,106
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share:		
Shares authorized - 20,000		
Shares issued and outstanding - none	-	-
Common stock, par value $0.01 per share:		
Shares authorized - 120,000		
Shares issued - 30,776 and 30,435 at December 31, 2001 and 2000, respectively	308	304
Additional paid-in capital	95,114	75,378
Treasury stock, at cost - 2,839 and 3,015 shares at December 31, 2001 and 2000, respectively	(33,467)	(20,643)
Accumulated other comprehensive income (net of tax)	324	172
Retained earnings	60,656	50,299
Total stockholders' equity	122,935	105,510
Total liabilities and stockholders' equity	$ 274,003	$ 242,817

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Year ended December 31, 2001	2000	1999
Revenues	$ 4,373,244	$ 3,708,531	$ 2,260,743
Direct costs:			
Salaries and wages of worksite employees	3,653,025	3,110,240	1,887,231
Benefits and payroll taxes	555,204	459,757	283,984
Gross profit	165,015	138,534	89,528
Operating expenses:			
Salaries, wages and payroll taxes	67,761	54,477	36,690
General and administrative expenses	44,569	35,426	23,219
Commissions	11,173	9,278	6,429
Advertising	6,092	5,117	4,090
Depreciation and amortization	16,881	12,002	7,103
Write-off of software development costs	-	-	1,438
	146,476	116,300	78,969
Operating income	18,539	22,234	10,559
Other income (expense):			
Interest income	4,128	4,430	2,562
Write-off of investment in other companies	(3,786)	-	-
Other, net	506	(50)	1,091
	848	4,380	3,653
Income before income tax expense	19,387	26,614	14,212
Income tax expense	9,030	9,714	4,854
Net income	$ 10,357	$ 16,900	$ 9,358
Basic net income per share of common stock	$ 0.38	$ 0.62	$ 0.34
Diluted net income per share of common stock	$ 0.36	$ 0.58	$ 0.34

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 1998	29,719	$ 297	$ 64,145	$ (1,968)	$ 342	$ 24,041	$ 86,857
Purchase of treasury stock, at cost	-	-	-	(16,132)	-	-	(16,132)
Sale of common stock put warrant	-	-	119	-	-	-	119
Exercise of stock options	98	1	643	-	-	-	644
Income tax benefit from exercise of stock options	-	-	95	-	-	-	95
Other	-	-	59	28	-	-	87
Change in unrealized gain (loss) on marketable securities	-	-	-	-	(560)	-	(560)
Net income	-	-	-	-	-	9,358	9,358
Comprehensive income							8,798
Balance at December 31, 1999	29,817	298	65,061	(18,072)	(218)	33,399	80,468
Purchase of treasury stock, at cost	-	-	-	(2,581)	-	-	(2,581)
Sale of common stock put warrant	-	-	125	-	-	-	125
Exercise of stock options	618	6	5,689	-	-	-	5,695
Income tax benefit from exercise of stock options	-	-	4,437	-	-	-	4,437
Other	-	-	66	10	-	-	76
Change in unrealized gain on marketable securities	-	-	-	-	390	-	390
Net income	-	-	-	-	-	16,900	16,900
Comprehensive income							17,290
Balance at December 31, 2000	30,435	304	75,378	(20,643)	172	50,299	105,510
Purchase of treasury stock, at cost	-	-	-	(21,566)	-	-	(21,566)
Exercise of common stock purchase warrant	-	-	14,136	8,707	-	-	22,843
Exercise of stock options	341	4	3,620	-	-	-	3,624
Income tax benefit from exercise of stock options	-	-	1,957	-	-	-	1,957
Other	-	-	23	35	-	-	58
Change in unrealized gain on marketable securities (net of tax)	-	-	-	-	152	-	152
Net income	-	-	-	-	-	10,357	10,357
Comprehensive income							10,509
Balance at December 31, 2001	30,776	$ 308	$ 95,114	$ (33,467)	$ 324	$ 60,656	$ 122,935

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 10,357	$ 16,900	$ 9,358
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,075	11,969	7,604
Write-off of investment in other companies	3,786	-	-
Write-off of software development costs	-	-	1,438
Deferred income taxes	(1,834)	1,955	1,586
Bad debt expense	1,783	1,475	699
Loss (gain) on disposition of assets	(82)	81	(182)
Changes in operating assets and liabilities:			
Accounts receivable	(12,528)	(32,484)	(8,855)
Prepaid expenses	3,046	1,547	(5,863)
Deposits and other assets	(14,833)	1,282	808
Accounts payable	2,836	(1,291)	232
Payroll taxes and other payroll deductions payable	(14,225)	36,401	(5,089)
Accrued worksite employee payroll expense	11,610	25,987	12,206
Other accrued liabilities	3,668	5,082	989
Income taxes payable/receivable	(121)	5,686	2,885
Total adjustments	181	57,690	8,458
Net cash provided by operating activities	10,538	74,590	17,816
Cash flows from investing activities:			
Marketable securities:			
Purchases	(56,604)	(27,310)	(13,459)
Proceeds from maturities	39,005	15,954	4,120
Proceeds from dispositions	8,817	3,512	27,397
Property and equipment:			
Purchases	(19,156)	(15,445)	(13,848)
Construction in progress	(14,076)	-	-
Investment in software development costs	(3,516)	(4,769)	(5,166)
Proceeds from dispositions	431	224	165
Investments in other companies	(931)	(5,789)	-
Net cash used in investing activities	(46,030)	(33,623)	(791)
Cash flows from financing activities:			
Purchase of treasury stock	(21,566)	(2,581)	(16,132)
Proceeds from the sale of common stock put warrants	-	125	119
Proceeds from the exercise of common stock purchase warrants	22,843	-	-
Borrowings under revolving line of credit	13,500	-	-
Proceeds from the exercise of stock options	3,624	5,695	644
Loans to employees	300	-	187
Other	58	76	87
Net cash provided by (used in) financing activities	18,759	3,315	(15,095)
Net increase (decrease) in cash and cash equivalents	(16,733)	44,282	1,930
Cash and cash equivalents at beginning of year	69,733	25,451	23,521
Cash and cash equivalents at end of year	$ 53,000	$ 69,733	$ 25,451
Supplemental disclosures:			
Cash paid for income taxes	$ 11,259	$ 2,073	$ 383

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

Description of Business >> Administaff, Inc. ("the Company") is a professional employer organization ("PEO") that provides a comprehensive Personnel Management System encompassing a broad range of services, including benefits and payroll administration, health and workers' compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, performance management, and training and development services to small and medium-sized businesses in strategically selected markets. During 2001, 2000 and 1999, revenues from the Company's Texas markets represented 45%, 50% and 61% of the Company's total revenues, respectively.

Segment Reporting >> The Company operates in one reportable segment under the Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information* due to its centralized structure.

Principles of Consolidation >> The consolidated financial statements include the accounts of Administaff, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates >> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents >> Cash and cash equivalents include bank deposits and short-term investments with original maturities of three months or less at the date of purchase.

Concentrations of Credit Risk >> Financial instruments that could potentially subject the Company to concentration of credit risk include accounts receivable. The Company generally requires clients to pay invoices for service fees no later than one day prior to the applicable payroll date. As such, the Company generally does not require collateral.

Marketable Securities >> The Company accounts for marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. At December 31, 2001 and 2000, all of the Company's investments in marketable securities were classified as available-for-sale, and as a result, were reported at fair value. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The cost of investments sold is based on the average cost method, and realized gains and losses are included in other income (expense).

Property and Equipment >> Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives of property and equipment for purposes of computing depreciation are as follows:

Buildings and improvements	5-30	years
Computer hardware and software	2-5	years
Software development costs	3-5	years
Furniture and fixtures	5-7	years
Vehicles	5	years

At December 31, 2001, construction in progress related to the construction of a new facility at the Company's Kingwood, Texas headquarters. Construction of the new facility is expected to be completed in the third quarter of 2002. The Company is contractually committed to $8.7 million in additional costs related to the completion of the facility at December 31, 2001.

Software development costs relate primarily to the Company's proprietary professional employer information system and its Internet-based service delivery platform, the Employee Service Center, and are accounted for in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The Company periodically evaluates its capitalized software development costs for impairment in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.* During the fourth quarter of 1999, the Company wrote off $1,438,000 related to two terminated projects after evaluating the costs incurred to date, expected cost of completion, expected maintenance costs and the availability of alternative software packages.

PEO Service Fees and Worksite Employee Payroll Costs >> The Company's revenues consist of service fees paid by its clients under its Client Service Agreements, which are based upon each worksite employee's gross pay and a markup computed as a percentage of the gross pay. The Company includes the component of its comprehensive service fees related to the gross pay of its worksite employees as revenue. In consideration for payment of such service fees, the Company agrees to pay the following direct costs associated with the worksite employees: (i) salaries and wages; (ii) employment-related taxes; (iii) employee benefit plan premiums; and (iv) workers' compensation insurance premiums. The Company accounts for PEO service fees and the related direct payroll costs using the accrual method. Under the accrual method, PEO service fees relating to worksite employees with earned but unpaid wages at the end of each period are recognized as unbilled revenues and the related direct payroll costs for such wages are accrued as a liability during the period in which wages are earned by the worksite employee. Subsequent to the end of each period, such wages are paid and the related PEO service fees are billed. Unbilled receivables at December 31, 2001 and 2000 are net of prepayments received prior to year-end of $6,125,000 and $5,716,000, respectively.

During 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition*. Additionally, the Emerging Issues Task Force ("EITF") reached a consensus during 2000 on EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. The Company evaluated its revenue recognition policies, and the effect of adopting SAB 101 and EITF 99-19 resulted in no revisions to the Company's previous recognition policies. The Company is deemed to be a principal in its personal management services because it is at risk for the payment of direct costs, whether or not the Company's clients pay the Company on a timely basis or at all, and because the Company assumes a significant amount of other risks and liabilities as a co-employer of its worksite employees. As a result, the Company records the full amount of its comprehensive service fees, including the portion that represents gross pay of worksite employees, as revenue in accordance with the EITF consensus.

Fair Value of Financial Instruments >> The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term maturities of these instruments.

Stock-Based Compensation >> The Company accounts for stock-based compensation arrangements with employees under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*.

Employee Savings Plan >> Effective January 1, 1999, the Company amended the employer matching contribution and vesting features of its 401(k) plan. The Company matches 50% of an eligible worksite employee's contributions and 100% of an eligible corporate employee's contributions, both up to 6% of the employee's eligible compensation. In addition, for active employees on or after January 1, 1999, the vesting schedule for employer matching contributions was changed from five-year graded vesting to immediate vesting. During 2001, 2000 and 1999, the Company made employer-matching contributions of

$8,847,000, $7,433,000 and $4,646,000, respectively. Of these contributions, $6,831,000, $6,019,000 and $3,761,000 were made on behalf of worksite employees. The remainder represents employer contributions made on behalf of corporate employees.

Advertising >> The Company expenses all advertising costs as incurred.

Income Taxes >> The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Reclassifications >> Certain prior year amounts have been reclassified to conform to the 2001 presentation.

NOTE 2. MARKETABLE SECURITIES

As of December 31, 2001, the Company's investments in marketable securities consisted of debt securities with maturities ranging from 91 days to five years from the date of purchase. Approximately 29.9% of the marketable securities mature within one year of the balance sheet date. However, all of the Company's marketable securities are available to fund the Company's current operations, except for balances securing the Company's revolving credit agreement.

The following is a summary of the Company's available-for-sale marketable securities as of December 31, 2001 and 2000:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
DECEMBER 31, 2001				
U.S. corporate debt securities	$ 16,350	$ 267	$ (1)	$ 16,616
U.S. Treasury securities and obligations of U.S. government agencies	13,367	111	(44)	13,434
Fixed income mutual funds	10,068	126	–	10,194
Obligations of state and local government agencies	4,909	47	–	4,956
Foreign corporate debt securities	1,634	28	–	1,662
Commercial paper	1,098	1	–	1,099
	$ 47,426	$ 580	$ (45)	$ 47,961
DECEMBER 31, 2000				
Fixed income mutual funds	$ 13,025	$ 101	$ -	$ 13,126
Obligations of state and local government agencies	11,873	11	-	11,884
Commercial paper	8,277	-	(4)	8,273
U.S. corporate debt securities	3,761	29	-	3,790
U.S. Treasury securities and obligations of U.S. government agencies	1,845	35	-	1,880
	$ 38,781	$ 176	$ (4)	$ 38,953

For the years ended December 31, 2001, 2000 and 1999, net realized gains (losses) on sales of available-for-sale marketable securities were $56,000, $(31,000) and $92,000, respectively.

NOTE 3. DEPOSITS

In December 2001, the Company made a cash security deposit of $15.0 million with its new health insurance carrier, UnitedHealthcare. During 2002, the Company will make three additional deposits of $5.0 million each no later than the first day of April, July and October.

NOTE 4. NOTES RECEIVABLE FROM EMPLOYEES

In June 1995, an officer and director of the Company exercised options to purchase 897,334 shares of common stock at a price of $0.375 per share. The purchase price was paid in cash by the officer. In connection with the exercise, the Company entered into a loan agreement with the officer, whereby the Company paid certain federal income tax withholding requirements related to the stock option exercise on behalf of the officer in the amount of $694,000. The loan agreement called for an additional amount to be advanced to the officer in the event the ultimate tax liability resulting from the exercise exceeded the statutory withholding requirements. In April 1996, the Company loaned the officer an additional $300,000 relating to this transaction. In 2001, the $300,000 note was repaid. The remaining loan is repayable on June 22, 2002, accrues interest at 6.83%, and is secured by 97,964 shares of the Company's common stock.

NOTE 5. OTHER ASSETS

During 2000, the Company purchased convertible preferred stock of Virtual Growth, Inc. ("VGI") for a total cost of approximately $3.2 million. During 2001, the Company purchased an additional $319,000 of convertible preferred stock and made loans to VGI totaling $224,000. In December 2001, VGI filed for bankruptcy protection. As a result of the filing, the Company incurred a one-time write-off for all investments in VGI as of that date totaling $3.8 million ($3.7 million net of tax).

Subsequent to December 2001, the Company purchased substantially all of the assets of VGI through bankruptcy proceedings for a total cost of $1.3 million.

In 2000, the Company purchased 500,000 shares of convertible preferred stock of eProsper, Inc. ("eProsper") for $2.5 million. The eProsper preferred stock is convertible into an equal number of shares of eProsper common stock, subject to antidilution provisions. The Company has accounted for this investment using the cost method.

NOTE 6. REVOLVING LINE OF CREDIT

On May 25, 2001, the Company entered into a $21 million revolving credit agreement that expires on November 30, 2002. At the option of the Company, amounts borrowed under the agreement accrue at the bank's prime rate or LIBOR plus 0.45% as determined at the time of borrowing (weighted average rate of 2.55% at December 31, 2001). The revolving line of credit is 100% secured by cash and marketable securities held in custody by the bank. As of December 31, 2001, the Company has borrowed $13.5 million under the line of credit, the proceeds of which have been used to finance the Company's construction in progress. Interest expense under the line of credit, which totaled $84,000 in 2001, was capitalized to construction in progress.

NOTE 7. INCOME TAXES

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax assets and net deferred tax liabilities as reflected on the balance sheet are as follows:

(in thousands)	December 31, 2001	2000
Deferred tax liabilities:		
Software development costs	$ (3,488)	$ (3,623)
Depreciation and amortization	(1,824)	(3,026)
Prepaid commissions	(606)	(824)
Unrealized gains on marketable securities	(211)	-
Total deferred tax liabilities	(6,129)	(7,473)
Deferred tax assets:		
Long-term capital loss	1,366	-
Uncollectible accounts receivable	842	584
State income taxes	325	326
Other	173	151
Valuation allowance	(1,366)	-
Total deferred tax assets	1,340	1,061
Net deferred tax liabilities	$ (4,789)	$ (6,412)
Net current deferred tax assets	$ 767	$ 694
Net noncurrent deferred tax liabilities	(5,556)	(7,106)
	$ (4,789)	$ (6,412)

The components of income tax expense are as follows:

(in thousands)	Year ended December 31, 2001	2000	1999
Current income tax expense:			
Federal	$ 9,422	$ 6,584	$ 2,776
State	1,442	1,175	492
Total current income tax expense	10,864	7,759	3,268
Deferred income tax expense (benefit):			
Federal	(1,438)	1,627	1,339
State	(396)	328	247
Total deferred income tax expense	(1,834)	1,955	1,586
Total income tax expense	$ 9,030	$ 9,714	$ 4,854

In 2001, 2000 and 1999, income tax benefits of $1,957,000, $4,437,000 and $95,000, respectively, resulting from deductions relating to nonqualified stock option exercises and disqualifying dispositions of certain employee incentive stock options were recorded as increases in stockholders' equity.

The reconciliation of income tax expense computed at U.S. federal statutory tax rates to the reported income tax expense is as follows:

(in thousands)	Year ended December 31, 2001	2000	1999
Expected income tax expense at 35% (34% for 2000 and 1999)	$ 6,786	$ 9,049	$ 4,832
State income taxes, net of federal benefit	924	985	488
Nondeductible expenses	255	180	126
Tax-exempt interest income	(122)	(234)	(348)
Valuation allowance against long-term capital loss	1,208	–	–
Other, net	(21)	(266)	(244)
Reported total income tax expense	$ 9,030	$ 9,714	$ 4,854

As a result of the write-off of the investment in VGI, the Company has a capital loss carryforward of $3.5 million that will expire in 2006, but can only be used to offset future capital gains. The Company has recorded a valuation allowance against the related deferred tax asset as it is uncertain that it will be able to utilize the capital loss carryforward in future years.

NOTE 8. STOCKHOLDERS' EQUITY

In 1998, the Company entered into a Securities Purchase Agreement with American Express Travel Related Services Company, Inc. ("American Express") whereby the Company issued warrants to purchase 4,131,030 shares of common stock to American Express with exercise prices ranging from $20 to $40 per share and terms ranging from three to seven years. In February and November 2001, American Express exercised 800,000 and 273,729 common stock purchase warrants at $20.00 and $25.00 per share, respectively.

The Company's Board of Directors (the "Board") has authorized a program to repurchase up to 5,000,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or directly from stockholders at prevailing market prices based on market conditions or other factors. During 2001, 2000 and 1999, the Company repurchased 900,000, 100,000 and 2,242,000 shares at a cost of $21.6 million, $2.6 million and $16.1 million, respectively. As of December 31, 2001, the Company had repurchased 3,242,000 shares under this program at a total cost of approximately $40.3 million. The 1999 repurchases included 289,200 shares purchased from affiliates of Mr. Lang Gerhard, a greater than 10% shareholder at the repurchase date, in a private transaction for approximately $2.3 million.

At December 31, 2001, 20 million shares of preferred stock were authorized and were designated as Series A Junior Participating Preferred Stock that is reserved for issuance on exercise of preferred stock purchase rights under Administaff's Share Purchase Rights Plan (the "Rights Plan"). Each issued share of the Company's common stock has one-half of a preferred stock purchase right attached to it. No preferred shares have been issued and the rights are not currently exercisable. The Rights Plan expires on February 9, 2008.

On October 16, 2000, the Company effected a two-for-one stock split in the form of a 100% stock dividend. All share and per share amounts presented in these financial statements have been retroactively restated to reflect this change in the Company's capital structure.

NOTE 9. EMPLOYEE INCENTIVE PLANS

The Administaff, Inc. 1997 Incentive Plan, as amended, and the 2001 Incentive Plan provide for options and other stock-based awards that may be granted to eligible employees and non-employee directors of the Company or its subsidiaries. An aggregate of 4,465,914 shares of common stock of the Company are authorized to be issued under the Incentive Plans. At December 31, 2001, 166,708 and 1,290,000 shares of common stock were available for future grants under the 1997 and 2001 Incentive Plans, respectively. All awards previously granted to employees under the Incentive Plan have been stock options, primarily intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code (the "Code"). The Incentive Plans also permit stock awards, phantom stock awards, stock appreciation rights, performance units, other stock-based awards and cash awards, all of which may or may not be subject to the achievement of one or more performance objectives. The purposes of the Incentive Plans generally are to retain and attract persons of training, experience and ability to serve as employees of the Company and its subsidiaries and to serve as non-employee directors of the Company, to encourage the sense of proprietorship of such persons and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries. The Incentive Plans are administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has the power to determine which eligible employees will receive awards, the timing and manner of the grant of such awards, the exercise price of stock options (which may not be less than market value on the date of grant), the number of shares and all of the terms of the awards. The Board has granted limited authority to the President of the Company regarding the granting of stock options to employees who are not officers. The Company may at any time amend or terminate the Incentive Plans. However, no amendment that would impair the rights of any participant, with respect to outstanding grants, can be made without the participant's prior consent. Stockholder approval of amendments to the Incentive Plans is necessary only when required by applicable law or stock exchange rules.

The Administaff Nonqualified Stock Option Plan (the "Nonqualified Plan") provides for options to purchase shares of the Company's common stock that may be granted to employees who are not officers. An aggregate of 3,600,000 shares of common stock of the Company are authorized to be issued under the Nonqualified Plan. At December 31, 2001, 1,039,194 shares of common stock were available for future grants under the Nonqualified Plan. The purpose of the Nonqualified Plan is similar to that of the Incentive Plans. The Nonqualified Plan is administered by the Chief Executive Officer of the Company (the "CEO"). The CEO has the power to determine which eligible employees will receive stock option rights, the timing and manner of the grant of such rights, the exercise price (which may not be less than market value on the grant date), the number of shares and all of the terms of the options. The Committee may at any time terminate or amend the Nonqualified Plan, provided that no such amendment may adversely affect the rights of optionees with regard to outstanding options.

The following summarizes stock option activity and related information:

	Year ended December 31,					
	2001		2000		1999	
(in thousands, except per share amounts)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	3,433	$ 21.58	2,244	$ 9.79	1,440	$ 10.97
Granted	1,419	20.25	1,894	31.15	1,040	7.88
Exercised	(341)	10.61	(618)	9.23	(98)	6.63
Canceled	(235)	23.37	(87)	12.74	(138)	10.04
Outstanding - end of year	4,276	$ 21.99	3,433	$ 21.58	2,244	$ 9.79
Exercisable - end of year	1,441	$ 18.62	746	$ 10.38	570	$ 9.85
Weighted average fair value of options granted during year		$ 12.25		$ 19.17		$ 4.67

The following summarizes information related to stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Shares (in thousands)	Remaining Life (Years)	Weighted Average Exercise Price	Shares (in thousands)	Remaining Life (Years)	Weighted Average Exercise Price
$ 6.75 to $ 15.00	957	6.5	$ 8.63	705	6.3	$ 8.65
$ 15.00 to $ 20.00	1,822	8.5	18.65	388	7.7	18.58
$ 20.00 to $ 30.00	697	9.4	24.30	84	8.2	24.18
$ 30.00 to $ 43.69	800	8.7	43.56	264	8.7	43.61
Total	4,276	8.3	$ 21.99	1,441	7.2	$ 18.62

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations in accounting for its stock-based compensation arrangements because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, *Accounting for Stock-Based Compensation*, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense has been recognized because the exercise price of the Company's employee stock options has equaled the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		
	2001	2000	1999
Risk-free interest rate	4.6 %	6.2 %	5.5 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Expected volatility	0.69	0.68	0.65
Weighted average expected life (in years)	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information, as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by SFAS No. 123, follows:

	Year ended December 31,		
(in thousands, except per share)	2001	2000	1999
Pro forma net income (loss)	$ (5,528)	$ 11,360	$ 7,370
Pro forma diluted net income (loss) per share	$ (0.19)	$ 0.39	$ 0.28

NOTE 10. EARNINGS PER SHARE

The numerator used in the calculations of both basic and diluted net income per share for all periods presented was net income. The denominator for each period presented was determined as follows:

	Year ended December 31,		
(in thousands)	2001	2000	1999
Denominator:			
Basic net income per share - weighted average shares outstanding	27,531	27,188	27,462
Effect of dilutive securities:			
Common stock purchase warrants - treasury stock method	51	379	-
Common stock options - treasury stock method	1,239	1,368	128
	1,290	1,747	128
Diluted net income per share - weighted average shares outstanding plus effect of dilutive securities	28,821	28,935	27,590

Options and warrants to purchase 3,333,000, 2,591,000 and 4,808,000 shares of common stock were not included in the diluted net income per share calculation for 2001, 2000 and 1999, respectively, because the exercise price was greater than the average market price.

NOTE 11. OPERATING LEASES

The Company leases various office facilities, furniture and equipment under operating leases. Most of the leases contain purchase and/or renewal options at fair market and fair rental value, respectively. Rental expense relating to all operating leases was $7,295,000, $4,446,000 and $2,915,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum rental payments under noncancelable operating leases are as follows:

(in thousands)	
2002	$ 8,567
2003	8,354
2004	7,752
2005	7,391
2006 and thereafter	25,891
Total	$ 57,955

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, except as set forth below, management believes the final outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

On November 5, 2001, the Company filed a lawsuit against Aetna US Healthcare ("Aetna"). The Company has asserted claims against Aetna for breach of contract, economic duress, negligent misrepresentation, breach of good faith and fair dealing, and violations of the Texas Insurance Code. The Company has alleged that during the third quarter of 2001, Aetna placed the Company under economic duress by threatening, without any legal right, to terminate the Company's health insurance plan if Administaff did not pay immediate and retroactive rate increases, even though Aetna had not provided at least two quarters advance notice as required under the contract. In addition, the Company has alleged that Aetna failed to properly administer the health plan and to produce timely and accurate reports regarding the health plan's claims data and financial condition. While the Company is still in the process of quantifying its damages, it intends to seek damages in excess of $42 million, including approximately $12.7 million related to increased health insurance costs in the third and fourth quarters of 2001.

On January 28, 2002, Aetna filed its answer denying the claims asserted by the Company and, as anticipated by the Company, filed a counterclaim. In the counterclaim, Aetna has alleged that the Company has violated ERISA, breached its contractual obligations by failing to pay premiums owed to Aetna, and made material misrepresentations during its negotiations of rates with Aetna for the purpose of delaying rate increases while the Company sought a replacement health insurance carrier. On February 20, 2002, the Company received Aetna's initial disclosures related to the lawsuit and counterclaim, in which Aetna stated its preliminary calculation of damages at approximately $30 million.

While the Company cannot predict the ultimate outcome or the timing of a resolution of this dispute or the related lawsuit and counterclaim, the Company plans to vigorously pursue its case. In addition, the Company believes that Aetna's allegations in the counterclaim are without merit and intends to defend itself vigorously. However, an adverse outcome in this dispute could have a material adverse effect on the Company's results of operations or financial condition.

In October 2001, the Company's former workers' compensation insurance carrier, Reliance National Indemnity Co., was forced into bankruptcy liquidation. At December 31, 2001, the estimated outstanding claims under the Company's Reliance policies totaled approximately $8.8 million. State laws regarding the handling of the open claims of liquidated insurance carriers vary. Most states have established funds through guaranty associations to pay such remaining claims. However, several states have provisions that could be construed to return the liability for open claims to the companies that had policies with the liquidated insurance carrier, typically based on net worth. In anticipation of this situation, the Company secured insurance coverage totaling $1.8 million from its current workers' compensation carrier to cover potential claims returned to the Company related to its Reliance policies. While the Company believes, based on its analysis of applicable state provisions, that its insurance coverage will be adequate to cover any potential losses, it is possible that such losses could exceed the Company's insurance coverage limit.

The Company's 401(k) plan is currently under audit by the Internal Revenue Service (the "IRS") for the year ended December 31, 1993. Although the audit is for the 1993 plan year, certain conclusions of the IRS could be applicable to other years as well. In addition, the IRS has established an Employee Leasing Market Segment Group (the "Market Segment Group") for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs, including the Company, have been randomly selected by the IRS for audit pursuant to this program. Two primary issues have arisen from these audits.

The first issue involves the Company's rights under the Code as a co-employer of its worksite employees, including officers and owners of client companies. In conjunction with the 1993 401(k) plan year audit, the IRS Houston District has sought technical advice (the "Technical Advice Request") from the IRS National Office about whether worksite employee participation in the 401(k) plan violates the exclusive benefit rule under the Code because they are not employees of the Company. The Technical Advice Request contains the conclusions of the IRS Houston District that the 401(k) plan should be disqualified because it covers worksite employees who are not employees of the Company. The Company's response to the Technical Advice Request refutes the conclusions of the IRS Houston District. With respect to the Market Segment Group study, the Company understands that the issue of whether a PEO and a client company may be treated as co-employers for certain federal tax purposes (the "Industry Issue") has been referred to the IRS National Office.

The Company does not know whether the IRS National Office will address the Technical Advice Request independently of the Industry Issue. Should the IRS conclude that the Company is not a "co-employer" of worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to the 401(k) plan or pursuant to the Company's cafeteria plan or continue to participate in certain other employee benefit plans of the Company. The Company believes that, although unfavorable to the Company, a prospective application of such a conclusion (that is, one applicable only to periods after the conclusion by the IRS is finalized) would not have a material adverse effect on its financial position or results of operations, as the Company could continue to make available comparable benefit programs to its client companies at comparable costs to the Company. However, if the IRS National Office adopts the conclusions of the IRS Houston District set forth in the Technical Advice Request and any such conclusions were applied retroactively to disqualify the 401(k) plan for 1993 and subsequent years, employees' vested account balances under the 401(k) plan would become taxable, the Company would lose its tax deductions to the extent its matching contributions were not vested, the 401(k) plan's trust would become a taxable trust and the Company would be subject to liability with respect to its failure to withhold applicable taxes with respect to certain contributions and trust earnings. Further, the Company would be subject to liability, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such a scenario, the Company also would face the risk of client dissatisfaction and potential litigation. While the Company is not able to predict either the timing or the nature of any final decision that may be reached with respect to the 401(k) plan audit or with respect to the Technical Advice Request or the Market Segment Group study and the ultimate outcome of such decisions, the Company believes that a retroactive application of an unfavorable determination is unlikely. The Company also believes that a prospective application of an unfavorable determination would not have a material adverse effect on the Company's consolidated financial position or results of operations.

The second issue involved nondiscrimination test results for certain prior plan years. The Technical Advice Request issued during the 1993 401(k) plan year audit concluded that the plan should be disqualified because the plan failed to satisfy a nondiscrimination test related to contributions and failed to provide evidence that it satisfied an alternative nondiscrimination test. Separately, the Company notified the IRS of operational issues related to nondiscrimination test results for the 1991 through 1995 plan years. With respect to the 1995 plan year, the Company caused the 401(k) plan to refund the required excess contributions and earnings thereon to the affected participants, and the Company paid the excise tax associated with this correction during 1996. All remaining nondiscrimination testing issues were settled during 1999, when the Company and the IRS entered into a Closing Agreement on Final Determination Covering Specific Matters (the "Closing Agreement"). Under the terms of the Closing Agreement, the Company agreed to make a contribution to the 401(k) plan on behalf of certain participants in an aggregate amount of approximately $831,000. The settlement amount, which was remitted to the 401(k) plan in January 2000, represented the amount necessary to bring the plan into compliance with the nondiscrimination tests for all years covered, plus calculated earnings on such contributions. The Company also agreed to pay a penalty of $70,000. Further, the IRS agreed and determined that the 401(k) plan will not be treated as disqualified for the 1992, 1993 and 1994 plan years as a result of operational issues related to nondiscrimination testing results for those years.

The amount of the settlement was significantly lower than the amount originally estimated and accrued by the Company in 1996. As a result, the Company recorded a gain of $952,000 during 1999 as a component of other income. This gain includes the impact of the Company's adjusted amount recoverable from its third-party record keeper pursuant to a 1996 agreement, under which the record keeper agreed to reimburse the Company for a portion of its settlement of the nondiscrimination testing issues.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter ended			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
YEAR ENDED DECEMBER 31, 2001:				
Revenues	$ 1,043,419	$ 1,044,776	$ 1,085,944	$ 1,199,105
Gross profit	27,829	41,539	49,321	46,326
Operating income (loss)	(8,503)	4,779	13,291	8,972
Net income (loss)	(4,337)	3,774	8,659	2,261
Basic net income (loss) per share	(0.16)	0.14	0.32	0.08
Diluted net income (loss) per share	(0.16)	0.13	0.30	0.08
YEAR ENDED DECEMBER 31, 2000:				
Revenues	$ 755,545	$ 864,450	$ 962,039	$ 1,126,497
Gross profit	20,705	31,342	40,067	46,420
Operating income (loss)	(4,699)	3,480	10,573	12,880
Net income (loss)	(2,471)	2,800	7,415	9,156
Basic net income (loss) per share	(0.09)	0.10	0.27	0.33
Diluted net income (loss) per share	(0.09)	0.10	0.25	0.31
YEAR ENDED DECEMBER 31, 1999:				
Revenues	$ 475,853	$ 505,683	$ 562,812	$ 716,395
Gross profit	13,555	19,919	26,191	29,863
Operating income (loss)	(4,062)	1,801	6,389	6,431
Net income (loss)	(2,058)	1,515	4,387	5,514
Basic net income (loss) per share	(0.07)	0.06	0.16	0.21
Diluted net income (loss) per share	(0.07)	0.06	0.16	0.20

OFFICERS

Paul J. Sarvadi
President and Chief Executive Officer

Richard G. Rawson
Executive Vice President, Administration, Chief Financial Officer and Treasurer

A. Steve Arizpe
Executive Vice President, Client Services

Jay E. Mincks
Executive Vice President, Sales and Marketing

Howard G. Buff
Vice President, Benefits and Corporate Human Resources

David C. Dickson
Vice President, Technology Solutions and Chief Technology Officer

Gwen Fey
Vice President, Client Services Coordination

Roger L. Gaskamp
Vice President, Sales Development

Jeff W. Hutcheon
Vice President, Web Services

Samuel G. Larson
Vice President, Enterprise Project Management

Randall H. McCollum
Vice President, Strategic Alliances

Gregory J. Morton
Vice President, Marketing

John F. Orth
Vice President, Sales

Douglas S. Sharp
Vice President, Finance and Controller

John H. Spurgin, II
Vice President, Legal, General Counsel and Secretary

CORPORATE INFORMATION

Corporate Headquarters
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
Telephone: 281-358-8986

Sales Department
Telephone: 1-800-465-3800

Stock Transfer Agent
Computershare Trust Co., Inc.
P.O. Box 1596
Denver, Colorado 80201
Telephone: 303-262-0600
Fax: 303-262-0603

Common Stock
Administaff, Inc.'s common stock is traded on the New York Stock Exchange under the symbol ASF.


ASF
LISTED
NYSE

Independent Auditors
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

Legal Counsel
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Annual Meeting
Administaff, Inc.'s Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 7, 2002, at the Company's corporate headquarters, Centre II, located at 29801 Loop 494, Kingwood, Texas 77339.

Investor Relations
Shareholders are encouraged to contact the Company with questions or requests for information. Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request. Inquiries should be directed to:

Investor Relations Administrator
Administaff, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
Telephone: 281-348-3987

Web Site
www.administaff.com

Design: Savage Design Group Inc., Houston, Texas Printing: Bowne of Houston Photographer: Terry Vine

BOARD OF DIRECTORS



Members of Administaff's Board of Directors include: (front row, left to right) Richard G. Rawson and Paul J. Sarvadi; and (back row, left to right) Michael W. Brown, Jack M. Fields, Jr., Steven Alesio, Linda Fayne Levinson and Paul S. Lattanzio.

Steven Alesio

Mr. Alesio was named Senior Vice President of The Dun & Bradstreet Corporation in January 2001. He has responsibility for Global Marketing, Asia Pacific and Latin America, e-Business and Strategy Implementation, and is a member of that company's Global Leadership Team. Before joining Dun & Bradstreet, Mr. Alesio was with the American Express Company for 19 years until his resignation in November 2000. He also serves on the Board of Directors for Overture Services, Inc. Mr. Alesio was elected a director of the Company in July 1999.

Michael W. Brown

Mr. Brown is the past Chairman of the NASDAQ Stock Market Board of Directors and a past governor of the National Association of Securities Dealers. Mr. Brown joined Microsoft Corporation in 1989 as its Treasurer and became its Chief Financial Officer in 1993. He served in that capacity until his retirement in July 1997. Mr. Brown is also a director of Fat Kat, Inc., a member of the Thomas Weisel Partners Advisory Board and the XML Fund Advisory Board, and a Fellow at BIOS, L.P. He joined the Company as a director in November 1997.

Jack M. Fields, Jr.

Mr. Fields joined the Company as a director in January 1997 following his retirement from the United States House of Representatives, where he served for 16 years. During 1995 and 1996, he served as Chairman of the House Telecommunications and Finance Subcommittee, which has jurisdiction and oversight of the Federal Communications Commission and the Securities and Exchange Commission. Mr. Fields is Chief Executive Officer of 21st Century Group in Washington, D.C., and serves on the Board of Directors for AIM Mutual Funds.

Paul S. Lattanzio

Mr. Lattanzio is a Managing Director for TD Capital Communications Partners, a venture capital investment firm. He previously served with affiliates of NationsBanc Montgomery Securities and Bankers Trust New York Corporation. Mr. Lattanzio also serves on the Board of Directors of General Communication, Inc. and the Advisory Board of MVP America L.P. He has been a director of the Company since 1995.

Linda Fayne Levinson

Ms. Levinson has served as a partner of GRP Partners, Inc. since 1997. She previously served as President of Fayne Levinson & Associates and has been an executive with several major corporations. Ms. Levinson currently serves as a director for Jacobs Engineering Group, Inc., NCR Corporation, Overture Services, Inc. and Lastminute.com, plc. She joined Administaff's Board in April 1996.

Richard G. Rawson

Mr. Rawson is Administaff's Executive Vice President of Administration, Chief Financial Officer and Treasurer. He has served as a director of the Company since April 1989. Mr. Rawson has previously served the National Association of Professional Employer Organizations (NAPEO) as President (1999-2000), First Vice President, Second Vice President and Treasurer. In addition, Mr. Rawson served as Chairman of the Accounting Practices Committee of NAPEO for five years. He also is a member of the Financial Executives Institute.

Paul J. Sarvadi

Mr. Sarvadi is President, Chief Executive Officer and a co-founder of Administaff. He has served on Administaff's Board since the Company's inception in March 1986. Mr. Sarvadi has served as President of the National Association of Professional Employer Organizations (NAPEO) and was a member of its Board of Directors for five years. Mr. Sarvadi serves on the Board of Directors of the DePelchin Children's Center in Houston. In 2001, he was named as the National Ernst & Young Entrepreneur Of The Year in the Service category.

Administaff



Administaff | 19001 Crescent Springs Drive | Kingwood, Texas 77339-3802 | www.administaff.com